Exhibit  99.1
Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
For the Three and Nine Months Ended September 30, 2010
This Management’s Discussion and Analysis should be read in conjunction with Goldcorp’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2010 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP” or “Canadian GAAP”). This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States dollars unless otherwise noted. References to C$ are to Canadian dollars. This Management’s Discussion and Analysis has been prepared as of October 27, 2010.
THIRD QUARTER HIGHLIGHTS
•	Gold production decreased to 596,200 ounces from 621,100 ounces in 2009, reflecting the impact of the disposition of the San Dimas mines that occurred in the third quarter of 2010.

•
Total cash costs of $260 per gold ounce, net of by-product copper, silver, lead and zinc credits, compared with $295 per ounce in 2009. On a co-product basis, cash costs were $429 per gold ounce, compared with $384 per gold ounce in 2009.(1)

•
Net earnings attributable to shareholders of Goldcorp from continuing operations of $466.5 million ($0.63 per share), compared to $114.2 million ($0.16 per share) in 2009. Adjusted net earnings amounted to $231.5 million ($0.31 per share), compared with $140.6 million ($0.19 per share) in 2009. (2)

•
Operating cash flows from continuing operations of $408.6 million, compared to $343.1 million in 2009. Operating cash flows before working capital changes (3) of $470.6 million, compared to $322.1 million in 2009.

•	Dividends paid of $33.2 million, compared to $32.9 million in 2009.

•
On August 6, 2010, the Company completed the sale of the assets and certain liabilities of the San Dimas gold/silver mines located in Mexico and associated agreement to sell silver produced at San Dimas to Primero Mining Corp. (“Primero”), and recognized a $373.2 million gain on disposition before tax ($407.9 million after tax). As consideration, the Company received $213.6 million in cash, 31,151,200 common shares of Primero, representing approximately 36% of Primero’s issued and outstanding common shares on the date of disposition, a $50 million five-year promissory note receivable bearing an annual interest rate of 6%, a $60 million 12-month convertible promissory note receivable bearing an annual interest rate of 3% and a $4.0 million working capital adjustment receivable.

•
On September 2, 2010, the Company entered into an agreement whereby Goldcorp will acquire, through a scheme of arrangement under Australian law (“the Scheme”), all of the issued and outstanding shares of Andean Resources Limited (“Andean”). Under the Scheme, each Andean share will be exchanged for 0.14 common shares of the Company or a cash payment in the amount of C$6.50, or a combination of both, subject to an aggregate maximum cash consideration of C$1.0 billion ($975 million).

•	On September 12, 2010, Goldcorp announced that Peñasquito completed commissioning and achieved commercial production.

GOLDCORP	1

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
(1)
The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product copper, silver, lead and zinc sales revenues from operating cash costs. Total cash costs on a co-product basis are calculated by allocating operating cash costs separately to metals using a ratio of revenues from metals as a proportion of total revenues. Total cash costs have been presented excluding San Martin, which commenced reclamation activities in October 2007. Refer to page 39 for a reconciliation of total cash costs to reported operating expenses.

(2)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 40 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(3)
Operating cash flows before working capital changes is a non-GAAP measure which the Company believes provides a better indicator of the Company’s ability to generate cash flows from its mining operations.

GOLDCORP	2

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
OVERVIEW
Goldcorp Inc. (“Goldcorp” or “the Company”) is a leading gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, copper, silver, lead and zinc.
At September 30, 2010, the Company’s producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the recently completed Peñasquito gold/silver/lead/zinc and Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Marigold (66.7% interest) and Wharf gold mines in the United States.
At September 30, 2010, the Company’s significant development projects include the Noche Buena and Camino Rojo gold/silver projects in Mexico; the Cochenour, Éléonore and Hollinger gold projects in Canada; the Cerro Blanco gold/silver project in Guatemala; the El Morro gold/copper project (70% interest) in Chile and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. Goldcorp also owned a 58.1% controlling interest in Terrane Metals Corp. (“Terrane”), a publicly traded company engaged in the development of the Mt. Milligan gold/copper project in Canada, a 40% equity interest in Tahoe Resources Inc. (“Tahoe”), a publicly traded company engaged in silver exploration and development, including the Escobal silver project it purchased from Goldcorp on June 8, 2010, and a 36% equity interest in Primero Mining Corp. (“Primero”), a publicly traded company engaged in acquiring and developing precious metal resource properties, including the San Dimas gold/silver mines in Mexico it purchased from Goldcorp on August 6, 2010.
Goldcorp is one of the world’s lowest cost and fastest growing senior gold producers with operations throughout the Americas. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong balance sheet. Its gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.
Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G). In addition, the Company has share purchase warrants which trade on the New York and Toronto Stock Exchanges.
During the third quarter of 2010, continued concerns over the European debt crisis, poor US economic indicators and the slow recovery of the global economy pushed gold prices to a new record high in excess of $1,300 per ounce. The Company realized an average gold price of $1,239 per ounce, a 3% increase over the second quarter of 2010 average realized gold price of $1,208 per ounce.
Gold production was 2% lower during the third quarter of 2010, compared to the second quarter of 2010, mainly due to the sale of San Dimas and lower production at Los Filos due to the impact of the annual wet season. Costs of operations decreased by 3% compared to the prior quarter mainly due to the lower gold and copper sales volumes, lower YMAD net proceeds payments and export retention taxes paid in Alumbrera, offset by higher silver, lead and zinc sales volumes.
On September 12, 2010, Goldcorp announced that Peñasquito completed commissioning. Effective September 1, 2010, proceeds from sales of metal concentrates and metals from the ancillary heap leach operation have been recognized as revenues with expenditures during production recognized as expenses.
During the third quarter of 2010, gold production at Peñasquito totalled 44,500 ounces, which consisted of 25,900 ounces from sulphide ore and 18,600 ounces from heap leaching of the oxide ore cap. Production is expected to ramp up in the fourth quarter, on track towards previously issued guidance of 180,000 ounces of gold for the year as the proportion of higher quality sulphide ore increases. For the third quarter of 2010, silver, lead and zinc production met or exceeded expectations. Lead and zinc concentrate grades and quality and gold/silver/zinc/lead recoveries also met or exceeded expectations. The average mining rates continue to meet or exceed expectations and full production ramp-up to the designed 130,000 tonnes per day capacity for the two processing lines and high-pressure grinding roll remains on track for early 2011.

GOLDCORP	3

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
CORPORATE DEVELOPMENTS
Disposition of interest in Terrane
On October 20, 2010, the Company completed the sale of its 58.1% controlling interest (fully-diluted basis – 52.4%) in Terrane to Thompson Creek Metals Inc. (“Thompson Creek”). The Company received C$240.5 million ($235.9 million) in cash and 13.9 million common shares of Thompson Creek with a total fair value of $153.7 million on the date of disposition, representing approximately 8% of the issued and outstanding common shares (fully-diluted basis – 7%) of Thompson Creek. On initial recognition, the Company accounted for its 8% equity interest in Thompson Creek as an available-for-sale portfolio investment, which will be measured at fair value at the end of each period. The estimated gain on the date of disposition is $253.7 million before tax.
At September 30, 2010, the assets and liabilities of Terrane were presented separately and classified as held-for-sale on the consolidated balance sheet, included in current assets and liabilities, respectively. The results of Terrane have been reported as a discontinued operation and presented separately on the consolidated statement of earnings for both the current and prior periods presented.
During the third quarter of 2010, the Company completed the following significant transactions:
Disposition of San Dimas mines and the associated silver purchase agreement with Silver Wheaton
On August 6, 2010, the Company disposed of the assets and liabilities relating to the San Dimas mines (the “San Dimas Assets”), excluding certain non-operational assets, to Primero. In connection with the sale of the San Dimas Assets, Primero assumed the Company’s obligation to sell to Silver Wheaton, and Silver Wheaton agreed to purchase from Primero, silver produced from the San Dimas mines at a fixed price per ounce (“the Silver Wheaton Silver Purchase Agreement”). In exchange, the Company received $213.6 million cash, $159.2 million in common shares of Primero valued as of August 6, 2010, a $50 million promissory note receivable over five years bearing interest at 6% per annum, a $60.0 million convertible promissory note receivable (“Primero convertible note”) with a term of one year bearing interest at 3% per annum, and a $4.0 million working capital adjustment receivable. The Company recognized a gain of $373.2 million before tax ($407.9 million after tax, including a future income tax recovery of $180.3 million and current income tax expense of $145.6 million), net of selling costs of $3.4 million. Goldcorp’s 36% equity interest in Primero has been accounted for using the equity method from the date of closing. Goldcorp is entitled to maintain its percentage ownership of the issued and outstanding common shares of Primero as well as proportional representation on Primero’s board of directors. Goldcorp has agreed to hold the shares of Primero that it received as partial consideration for a period of three years subject to certain exceptions.
In addition, Goldcorp has agreed to deliver and sell to Silver Wheaton 1,500,000 ounces of silver during each of the four contract years ending August 5, 2014, priced at the lesser of $3.90 per ounce, subject to an annual adjustment for inflation, and the prevailing market price. This contract meets the definition of a non-financial derivative and is therefore classified as a financial liability held for trading and measured at fair value at each balance sheet date. The fair value of this contract on the date of disposition was $81.1 million. At September 30, 2010, the fair value of this contract was $95.0 million.

GOLDCORP	4

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
During the second quarter of 2010, the Company completed the following significant transactions:
Completion of project financing for Pueblo Viejo
In April 2010, Barrick, the project operator, and Goldcorp finalized the terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo ($414.0 million – Goldcorp’s share). The lending syndicate is comprised of international financial institutions including two export credit agencies and a syndicate of commercial banks. The financing amount is divided into three tranches consisting of $375.0 million, $400.0 million and $260.0 million with terms of fifteen years, fifteen years and twelve years, respectively. The $375.0 million tranche bears a fixed coupon rate of 4.02% for the entire fifteen years. The $400.0 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 5.10% (inclusive of a political risk insurance premium) for years thirteen to fifteen. The $260.0 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 4.85% (inclusive of a political risk insurance premium) for years eleven and twelve. Barrick and Goldcorp have each provided a guarantee for their proportionate share of the loan. The guarantees will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to a carve-out for certain political risk events. In June 2010, the $400.0 million and $260.0 million tranches, in addition to a portion of the $375.0 million tranche, were drawn for a total amount received of $781.5 million ($312.6 million – Goldcorp’s share).
Change in ownership interest in Terrane
On April 16, 2010, Terrane completed a bought-deal financing agreement with a syndicate of underwriters for the sale of 63,637,000 Units which were sold to the public at a price of C$1.10 per Unit for gross proceeds of C$70.0 million ($69.8 million). Each Unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of Terrane at a price of C$1.50 per share for a period of 12 months from closing. Concurrent with the issuance of Units to the underwriters, 27,273,000 Units were issued at the same price on a non-brokered private placement basis to Goldcorp for C$30.0 million ($29.9 million). These issuances resulted in a decrease of Goldcorp’s interest in Terrane to 58.2% (fully-diluted basis – 52.4%) and gave rise to an increase in non-controlling interests of $50.0 million. An adjustment was made to increase retained earnings directly by $15.3 million to reflect the difference between the increase in non-controlling interests and the Company’s share of proceeds received.
Disposition of Escobal silver project
On June 8, 2010, the Company completed the sale of its Escobal silver project to Tahoe in exchange for cash and common shares of Tahoe. Tahoe is a publicly traded company on the Toronto Stock Exchange, following the closing of its initial public offering (“IPO”) on June 8, 2010. Under the terms of the transaction, Goldcorp received a total of 47,766,000 common shares of Tahoe, representing 40% of Tahoe’s issued and outstanding common shares on a fully-diluted basis with a fair value of $270.9 million based on the IPO price of C$6.00 per common share and $224.6 million in cash, for total consideration of $495.5 million. The Company recognized a gain of $484.1 million before tax ($480.6 million after tax), net of selling costs of $9.4 million, on the disposition of Escobal. Goldcorp is entitled to appoint three of Tahoe’s eight board members and has the right to maintain a 40% ownership interest. The Company’s equity interest in Tahoe has been accounted for using the equity method.

GOLDCORP	5

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
During the first quarter of 2010, the Company completed the following significant transactions:
Acquisition of Canplats Resources Corporation
The acquisition of Canplats Resources Corporation (“Canplats”), for consideration of C$4.80 per common share outstanding at the closing date, was completed on February 4, 2010 for total consideration of C$306.6 million ($289.0 million) in cash. Total transaction costs expensed amounted to $3.4 million. Goldcorp acquired a 100% interest in the Camino Rojo gold/silver project in Mexico (“the Camino Rojo project”) as part of this transaction. The Camino Rojo project is a key strategic asset located approximately 50 kilometers southeast of Peñasquito that nearly quadruples Goldcorp’s total land package in a core district. Its 3,389-square kilometer land position includes the Represa Deposit, which has reported 3.4 million and 60.7 million ounces of measured and indicated gold and silver resources, respectively. Inferred resources total 0.5 million and 7.6 million ounces of gold and silver, respectively. The addition of the Camino Rojo project provides a robust, low-cost potential satellite operation that will augment Peñasquito’s production and leverage important investments the Company has made in people, infrastructure and stakeholder partnerships.
This transaction was accounted for as a business combination. The assets and liabilities of Canplats have been assigned to and included in the Peñasquito reporting unit and operating segment.
Acquisition of 70% interest in the El Morro project
On February 16, 2010, Goldcorp acquired a 70% interest in the El Morro advanced stage gold/copper project located in north-central Chile, Atacama Region, approximately 80 kilometres east of the city of Vallenar (“the El Morro project”), and associated loan receivable balances, for total consideration of $513.0 million in cash. Total transaction costs expensed amounted to $6.0 million. The El Morro project was acquired from a subsidiary of New Gold Inc. (“New Gold”), the entity which acquired the El Morro project from Xstrata Copper Chile S.A. (“Xstrata”) pursuant to the exercise of a right of first refusal held by a New Gold subsidiary. The right of first refusal came into effect on October 12, 2009 when Barrick Gold Corporation (“Barrick”) entered into an agreement with Xstrata to acquire Xstrata’s 70% interest in the El Morro project. The El Morro project contributes to the foundation of Goldcorp’s peer-leading growth profile. On a 100% basis, the El Morro project contains proven and probable reserves of 6.7 million ounces of gold and 5.7 billion pounds of copper. The El Morro project is a world-class project with low expected cash costs and great organic growth potential in one of the best mining jurisdictions in the Americas. As the project operator, Goldcorp has agreed to fund, through interest bearing loans, New Gold’s 30% share of development and construction costs until intended operating levels are achieved. The amounts outstanding will be repaid to Goldcorp during the production period of the El Morro project. The El Morro project, along with Cochenour in Ontario, Éléonore in Quebec and Noche Buena and Camino Rojo near Peñasquito in Mexico, forms the basis of an unrivalled pipeline of high-quality gold projects designed to further extend and supplement the Company’s growth over the long term.
This transaction was accounted for as a business combination with the El Morro project being considered a separate reporting unit and operating segment.
Disposition of the Morelos gold project
On February 24, 2010, Goldcorp completed the sale of its 21.2% interest in the Morelos gold project in Mexico (“El Limón”) to Gleichen Resources Ltd. (“Gleichen”) in exchange for C$52.0 million ($49.3 million) in cash. Total selling costs amounted to $1.9 million. The Company recognized a loss of $18.7 million before tax ($8.2 million after tax) as a result of this transaction.

GOLDCORP	6

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
SUMMARIZED FINANCIAL RESULTS (1)

	Three Months Ended

	September 30		June 30		March 31		December 31

	2010	2009	2010	2009	2010	2009	2009	2008

Revenues	$885.8	$691.9	$844.3	$628.6	$750.3	$624.8	$778.3	$609.0

Gold produced (ounces)	596,200	621,100	609,500	582,400	625,000	616,500	601,300	691,800

Gold sold (ounces) (1)	568,100	601,500	598,000	564,800	569,100	607,900	573,100	680,200

Average realized gold price (per ounce)	$1,239	$968	$1,208	$927	$1,110	$912	$1,107	$797

Average London spot gold price (per ounce)	$1,227	$960	$1,197	$922	$1,109	$908	$1,100	$795

Earnings from operations	$342.2	$218.9	$303.2	$155.3	$265.1	$201.8	$241.0	$51.0

Earnings (loss) from continuing operations	$484.0	$115.3	$830.5	$(230.0)	$(51.5)	$291.1	$67.6	$959.1

Earnings (loss) from discontinued operations, net of tax	$(19.6)	$(1.7)	$(3.8)	$(2.3)	$(1.2)	$0.1	$(1.8)	$(1.7)

Net earnings (loss)	$464.4	$113.6	$826.7	$(232.3)	$(52.7)	$291.2	$65.8	$957.4

Net earnings (loss) attributable to shareholders of Goldcorp	$466.5	$114.2	$828.3	$(231.6)	$(52.3)	$290.9	$66.7	$958.1

Earnings (loss) from continuing operations per share

Basic	$0.66	$0.16	$1.13	$(0.31)	$(0.07)	$0.40	$0.09	$1.31

Diluted	$0.65	$0.16	$1.10	$(0.31)	$(0.07)	$0.40	$0.09	$1.31

Net earnings (loss) per share

Basic	$0.63	$0.16	$1.13	$(0.32)	$(0.07)	$0.40	$0.09	$1.31

Diluted	$0.63	$0.16	$1.11	$(0.32)	$(0.07)	$0.40	$0.09	$1.31

Cash flows from operating activities of continuing operations	$408.6	$343.1	$387.1	$264.3	$314.8	$298.9	$369.1	$249.7

Total cash costs – by-product (per gold ounce) (2)(3)	$260	$295	$363	$310	$325	$288	$289	$323

Total cash costs – co-product (per gold ounce) (2)(4)	$429	$384	$448	$402	$433	$353	$422	$358

Dividends paid	$33.2	$32.9	$33.0	$32.9	$33.0	$32.9	$33.0	$32.7

Cash and cash equivalents	$732.0	$785.3	$497.2	$866.0	$392.6	$260.8	$874.6	$262.3

Total assets	$23,379.0	$20,624.3	$22,533.7	$20,309.5	$22,164.4	$19,328.4	$20,948.7	$19,001.5
(1)
Excludes commissioning sales ounces from Peñasquito, up to September 1, 2010, as these are credited against capitalized project costs, and silver ounces from San Dimas sold to Primero in exchange for a working capital adjustment as part of the disposition of San Dimas on August 6, 2010.

(2)	The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Total cash costs have been presented excluding San Martin for information purposes only.

(3)
Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper revenues for Alumbrera; by-product silver revenues for Marlin at market silver prices; by-product lead, zinc and 75% of the silver for Peñasquito at market silver prices and 25% of the silver for Peñasquito at $3.90 per silver ounce sold to Silver Wheaton; and by-product silver revenues for San Dimas at $4.04 per silver ounce ($4.02 prior to November 2009; $3.95 prior to November 2008) sold to Silver Wheaton).

(4)
Total cash costs per gold ounce on a co-product basis is calculated by allocating operating cash costs separately to metals using a ratio of revenues from metals as a proportion of total revenues for Alumbrera (includes copper revenues); Marlin and San Dimas (includes silver revenues); and Peñasquito (includes silver, lead and zinc revenues).

GOLDCORP	7

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
Review of Financial Results
Three months ended September 30, 2010 compared to the three months ended September 30, 2009
Net earnings attributable to shareholders of Goldcorp for the third quarter of 2010 were $466.5 million, or $0.63 per share, compared to $114.3 million, or $0.16 per share, in the third quarter of 2009. Compared to the third quarter of 2009, net earnings attributable to shareholders of Goldcorp for the three months ended September 30, 2010 were impacted significantly by the following factors:
•
Revenues increased by $193.9 million, or 28%, primarily due to a $120.7 million increase in gold revenues resulting from a $271 per ounce increase in average realized gold price, offset by a 6% decrease in gold sales volume, a $40.4 million increase in silver revenues resulting from a $9.85 per ounce increase in average realized silver price and 35% increase in silver sales volume, and a $14.8 million increase in copper revenues resulting from a 21% increase in average realized copper price, offset by a 5% decrease in copper sales volume, and revenues from lead and zinc sales of $17.6 million;

•
Operating expenses increased by $31.6 million, or 10%, primarily due to the higher silver, lead and zinc sales volumes, the expensing of operating costs at Peñasquito upon completion of commissioning effective September 1, 2010, the unfavourable impact of the strengthening of the Canadian dollar and Mexican peso by 5% and 4%, respectively, and $1.5 million higher export retention taxes paid in Alumbrera, offset by lower gold and copper volumes. The strengthening of the Canadian dollar and Mexican peso negatively impacted the earnings of the Canadian operations by approximately $6.6 million and Mexican operations by $0.8 million, respectively;

•	Depreciation and depletion increased by $21.8 million, or 17%, mainly due to the Peñasquito operation;

•	$6.0 million increase in corporate administration, excluding stock based compensation expense, or 33%, in line with the Company’s forecast for 2010, mainly due to increased corporate activities;

•
A $5.5 million, or 65%, increase in exploration costs due to a renewed focus on drilling programs. The economic downturn in the first quarter of 2009 resulted in the Company temporarily deferring exploration at certain longer-term growth projects;

•	A $6.6 million increase in interest income and other expenses, mainly due to the accrual of withholding taxes and corporate transaction costs;

•
An $18.0 million net loss on the Company’s non-financial derivative contract to sell 1,500,000 ounces of silver to Silver Wheaton at a fixed price over each of the four years ending August 5, 2014, a $1.7 million unrealized gain on the conversion feature of the Primero convertible note and a $1.3 million loss on non-hedge derivative foreign currency, heating oil, copper, lead and zinc contracts; compared to a $0.4 million loss on non-hedge derivative foreign currency, heating oil and copper contracts in the third quarter of 2009;

•	A $373.2 million gain on the disposition of San Dimas before tax ($407.9 million after tax, including a future income tax recovery of $180.3 million and current income tax expense of $145.6 million);

•
A $126.4 million loss on the translation of future income tax liabilities on mining interests arising from acquisitions, compared to a $17.5 million loss in the third quarter of 2009, due primarily to the strengthening of the Canadian dollar and Mexican peso when compared to the prior period end;

•
A lower effective tax rate in the third quarter of 2010, excluding the impact of the foreign exchange loss on the translation of future income tax liabilities, compared to the third quarter of 2009, primarily due to the gain on disposition of San Dimas being subject to a lower effective tax rate, including significant deferred gains from the disposition of Silver Wheaton shares in 2008 and deferred credit that had no associated future income taxes.

GOLDCORP	8

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
Adjusted net earnings amounted to $231.5 million, or $0.31 per share (1), for the three months ended September 30, 2010, compared to $140.6 million, or $0.19 per share, for the three months ended September 30, 2009. Compared to the three months ended September 30, 2009, adjusted net earnings were significantly impacted by higher revenues resulting from higher gold, copper and silver average realized prices, higher silver sales volumes and lead and zinc sales revenues, offset by lower gold and copper sales volumes and higher operating costs. Total cash costs (by-product) were lower at $260 per gold ounce for the third quarter of 2010, as compared to $295 per gold ounce in 2009. The decrease in cash costs per ounce was primarily due to higher by-product silver, copper, lead, and zinc sales credits, partially offset by the inclusion of export retention taxes paid in Alumbrera in cash costs effective January 1, 2010, higher consumable costs, the unfavourable impact of the strengthening of the Canadian dollar and Mexican peso and by lower gold ounces sold. Adjusted net earnings for the third quarter of 2010 were also impacted by a lower effective tax rate as mentioned above.
(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 40 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

GOLDCORP	9

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
Three months ended September 30, 2010 compared to the three months ended June 30, 2010
Net earnings attributable to shareholders of Goldcorp for the third quarter of 2010 were $466.5 million or $0.63 per share, compared with $828.3 million or $1.13 per share in the second quarter of 2010. Compared to the prior quarter, net earnings attributable to shareholders of Goldcorp for the three months ended September 30, 2010 were impacted significantly by the following factors:
•
Revenues increased by $41.5 million, or 5%, primarily due to a $10.9 million increase in copper revenues resulting from a $1.83 per pound increase in the average realized copper price, offset by a 37% decrease in copper sales volume, a $30.8 million increase in silver revenues resulting from a 29% increase in silver sales volume and $6.85 per ounce increase in the average realized silver price, and revenues from lead and zinc sales of $17.6 million, offset by an $18.7 million decrease in gold revenues resulting from a 5% decrease in gold sales volume, offset by a $31 per ounce increase in the average realized gold price;

•
Operating expenses decreased by $8.9 million, or 3%, primarily due to the lower gold and copper sales volumes, $10.8 million lower YMAD net proceeds payments and $1.0 million lower export retention taxes paid in Alumbrera, offset by higher silver, lead and zinc sales volumes and the expensing of operating costs upon completion of commissioning of Peñasquito;

•	Depreciation and depletion increased by $14.7 million, or 11%, mainly due to the Peñasquito operation;

•
An $18.0 million net loss on the Company’s non-financial derivative contract to sell 1,500,000 ounces of silver to Silver Wheaton at a fixed price over each of the four years ending August 5, 2014, a $1.7 million unrealized gain on the conversion feature of the Primero convertible note and a $1.3 million loss on non-hedge derivative foreign currency, heating oil, copper, lead and zinc contracts; compared to a $3.5 million gain in the second quarter of 2010, on non-hedge derivative foreign currency, heating oil, copper and zinc contracts.

•
A $373.2 million gain on the disposition of the San Dimas Assets before tax ($407.9 million after tax, including a future income tax recovery of $180.3 million and current income tax expense of $145.6 million), compared to a $426.0 million net gain on dispositions of mining interests before tax ($436.2 million after tax) during the second quarter of 2010 from the sale of the Escobal silver project ($484.1 million gain before tax; $480.6 million after tax), a certain exploration property in Mexico ($63.7 million loss before tax; $48.1 million after tax) and certain land at Wharf ($5.6 million gain; $3.7 million after tax);

•
A $126.4 million loss on the translation of future income tax liabilities on mining interests arising from acquisitions, compared to a $195.5 million gain in the prior quarter, due primarily to the strengthening of the Canadian dollar and Mexican peso when compared to the prior period end;

•
A lower effective tax rate in the third quarter of 2010, excluding the impact of foreign exchange loss on the translation of future income tax liabilities, compared to the second quarter of 2010, primarily due to the gain on disposition of San Dimas being subject to a lower effective tax rate, including significant deferred gains from the disposition of Silver Wheaton shares in 2008 and deferred credit that had no associated future income taxes. The second quarter of 2010 had a lower than expected effective tax rate primarily due to the gain on disposition of Escobal being subject to a lower effective tax rate.

Adjusted net earnings amounted to $231.5 million, or $0.31 per share (1), for the three months ended September 30, 2010, compared to $198.8 million, or $0.27 per share, for the prior quarter. Compared to the prior quarter, adjusted net earnings were significantly impacted by higher revenues resulting from higher silver sales volumes, higher average gold, copper and silver realized prices, lead and zinc sales revenues, offset by lower gold and copper sales volumes. Total cash costs (by-product) were lower at $260 per gold ounce for the third quarter of 2010, as compared to $363 per gold ounce in the prior quarter. The decrease in cash costs per ounce was primarily due to lower YMAD net proceeds payments and export retention taxes paid in Alumbrera, and higher by-product silver, copper, lead

GOLDCORP	10

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
and zinc sales credits, offset by lower gold ounces sold. Adjusted net earnings for the third quarter of 2010 were also impacted by a lower effective tax rate as mentioned above.
(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 40 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

GOLDCORP	11

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
Nine months ended September 30, 2010 compared to the nine months ended September 30, 2009
Net earnings attributable to shareholders of Goldcorp for the nine months ended September 30, 2010 were $1,242.5 million or $1.69 per share, compared with $173.5 million or $0.24 per share for the nine months ended September 30, 2009. Compared to the nine months ended September 30, 2009, net earnings attributable to shareholders of Goldcorp for the nine months ended September 30, 2010 were impacted significantly by the following factors:
•
Revenues increased by $535.1 million, or 28%, primarily due to a $396.3 million increase in gold revenues resulting from a $250 per ounce increase in average realized gold price, a $48.1 million increase in copper revenues resulting from a 3% increase in copper sales volumes and 17% higher average realized copper price, a $67.2 million increase in silver revenues resulting from a $6.35 per ounce increase in average realized silver price and a 23% increase in silver sales volume, and revenues from lead and zinc of $17.6 million;

•
Operating expenses increased by $114.8 million, or 13%, primarily due to the higher copper, silver, lead, and zinc sales volumes, $20.9 million higher YMAD net proceeds payments paid in Alumbrera and the unfavourable impact of the strengthening of the Canadian dollar and Mexican peso by 11% and 7%, respectively, offset by $2.2 million lower export retention taxes paid in Alumbrera;

•	Depreciation and depletion increased by $36.8 million, or 10%, mainly due to the Peñasquito operation;

•	A $28.0 million increase in corporate administration, mainly due to increased corporate activities;

•
A $20.2 million increase in exploration costs due to a renewed focus on drilling programs. The economic downturn in the first quarter of 2009 resulted in the Company temporarily deferring exploration at certain longer-term growth projects;

•
Interest income and other expenses increased by $19.4 million primarily due to $9.4 million and $2.1 million of transaction costs related to the acquisitions of the Camino Rojo and El Morro projects, and proposed Andean acquisition, respectively, and a $3.4 million accrual for withholding taxes;

•
An $18.0 million net loss on the Company’s non-financial derivative contract to sell 1,500,000 ounces of silver to Silver Wheaton at a fixed price over each of the four years ending August 5, 2014, offset by a $1.7 million unrealized gain on the conversion feature of the Primero convertible note and a $15.3 million gain on non-hedge derivative foreign currency, heating oil, copper, lead and zinc contracts; compared to a $9.3 million gain on non-hedge derivative foreign currency, heating oil and copper contracts in the nine months ended September 30, 2009;

•
A $780.5 million net gain on dispositions of mining interests before tax ($835.9 million after tax) during the nine months ended September 30, 2010 from the sale of the San Dimas Assets in Mexico ($373.2 million gain before tax; $407.9 million after tax), the Escobal silver project ($484.1 million gain before tax; $480.6 million after tax), a certain exploration property in Mexico ($63.7 million loss before tax; $48.1 million after tax), certain land at Wharf ($5.6 million gain; $3.7 million after tax) and El Limón ($18.7 million loss before tax; $8.2 million after tax);

•
A $142.7 million loss on the translation of future income tax liabilities on mining interests arising from acquisitions, compared to a $201.7 million loss in the nine months ended September 30, 2009, primarily due to the higher volatility of foreign exchange in the nine months ended September 30, 2009;

•
A lower effective tax rate for the nine months ended September 30, 2010 primarily due to the gain on disposition of Escobal being subject to a lower effective tax rate and the gain on disposition of San Dimas being subject to a lower effective tax rate, including significant deferred gains from the disposition of Silver Wheaton shares in 2008 and deferred credit that had no associated future income taxes.

GOLDCORP	12

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
Adjusted net earnings amounted to $593.4 million, or $0.81 per share (1), for the nine months ended September 30, 2010, compared to $405.5 million, or $0.55 per share, for the nine months ended September 30, 2009. Compared to the nine months ended September 30, 2009, adjusted net earnings were significantly impacted by higher revenues resulting from higher copper and silver sales volumes, higher average realized gold, copper and silver prices, lead and zinc sales revenues, offset by higher operating costs. Total cash costs (by-product) were higher at $317 per gold ounce, compared to $297 per gold ounce in the nine months ended September 30, 2009. The increase was primarily due to higher YMAD net proceeds payments in Alumbrera, the inclusion of export retention taxes paid in Alumbrera in cash costs effective January 1, 2010 and the unfavourable impact of the strengthening of the Canadian dollar and Mexican peso, offset by higher by-product silver, copper, lead and zinc sales credits. Adjusted net earnings for the nine months ended September 30, 2010 were also impacted by the lower effective tax rate as mentioned above.
(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 40 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

GOLDCORP	13

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
RESULTS OF OPERATIONS
Three months ended September 30

					Average		Total cash
			Gold		realized	Earnings	costs
			produced	Gold sold	gold price	(loss) from	(per gold
		Revenues	(ounces)	(ounces)(4)	(per ounce)	Operations	ounce) (1)

Red Lake	2010	$217.4	176,100	176,000	$1,233	$136.5	$268
	2009	174.1	178,800	179,500	969	96.5	255
Porcupine	2010	85.7	68,900	69,100	1,238	24.6	526
	2009	87.1	90,600	90,800	959	28.1	406
Musselwhite	2010	75.0	58,100	60,300	1,243	24.6	632
	2009	46.4	49,800	48,400	958	1.0	737
Peñasquito (1),(2)	2010	86.2	44,500	26,800	1,275	32.8	(577)
	2009	-	23,200	-	-	-	-
Los Filos	2010	82.3	66,500	66,200	1,234	38.9	438
	2009	59.5	60,200	60,100	974	22.0	455
El Sauzal	2010	50.4	40,600	40,700	1,234	21.4	258
	2009	44.6	45,500	46,000	964	13.4	220
Marlin (1)	2010	107.2	63,400	63,800	1,236	49.7	52
	2009	83.9	68,800	69,000	965	33.2	185
Alumbrera (1)	2010	137.6	34,100	30,300	1,259	49.1	(896)
	2009	119.6	29,500	33,600	1,006	37.5	(823)
Marigold	2010	20.6	16,800	16,700	1,236	3.2	817
	2009	28.0	29,900	29,000	964	7.4	542
Wharf	2010	22.7	19,600	17,600	1,233	7.9	679
	2009	17.9	17,300	17,700	955	3.3	665
Other (1),(3),(4)	2010	0.7	7,600	600	1,170	(46.5)	259
	2009	30.8	27,500	27,400	969	(23.5)	313
Total	2010	885.8	596,200	568,100	1,239	342.2	260
	2009	$691.9	621,100	601,500	$968	$218.9	$295
(1)
Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin at market silver prices; by-product silver sales revenues for San Dimas at $4.04 per silver ounce ($4.02 prior to November 2009) sold to Silver Wheaton); and by-product lead, zinc, 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $3.90 per silver ounce sold to Silver Wheaton. The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Total cash costs have been presented excluding San Martin for information purposes only.

(2)	Excludes commissioning sales ounces from Peñasquito up to September 1, 2010, as these are credited against capitalized project costs.

(3)	Includes corporate activities, San Martin, and San Dimas.

(4)	Excludes silver ounces sold to Primero in exchange for a working capital adjustment as part of the disposition of San Dimas on August 6, 2010.

GOLDCORP	14

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
Nine months ended September 30

					Average		Total cash
			Gold		realized	Earnings	costs
			produced	Gold sold	gold price	(loss) from	(per gold
		Revenues	(ounces)	(ounces)(4)	(per ounce)	Operations	ounce) (1)

Red Lake	2010	$612.2	516,300	516,600	$1,183	$367.9	$291
	2009	443.3	466,400	472,200	937	229.5	278
Porcupine	2010	236.0	198,000	198,000	1,190	51.8	574
	2009	231.1	246,600	247,000	935	68.7	429
Musselwhite	2010	214.0	178,800	180,700	1,183	63.5	647
	2009	164.1	176,300	175,700	933	34.9	579
Peñasquito (1),(2)	2010	86.2	114,300	26,800	1,275	26.1	(577)
	2009	-	59,900	-	-	-	-
Los Filos	2010	263.0	221,200	220,000	1,182	123.8	432
	2009	170.2	179,200	179,200	937	47.3	477
El Sauzal	2010	135.1	113,600	113,600	1,185	49.3	300
	2009	160.7	169,500	172,300	929	57.1	167
Marlin (1)	2010	321.5	203,800	206,600	1,183	157.5	70
	2009	225.4	196,300	198,700	934	85.6	216
Alumbrera (1)	2010	409.7	109,800	108,000	1,215	136.6	(481)
	2009	343.0	123,600	125,100	949	100.5	(562)
Marigold	2010	76.0	64,200	65,200	1,166	19.4	635
	2009	64.0	66,000	68,100	940	8.5	648
Wharf	2010	66.4	57,300	53,700	1,187	25.5	598
	2009	50.1	51,300	50,800	931	9.1	642
Other (1),(3),(4)	2010	60.3	53,400	46,000	1,154	(108.0)	409
	2009	93.4	84,800	85,100	936	(63.1)	293
Total	2010	2,480.4	1,830,700	1,735,200	1,186	913.4	317
	2009	$1,945.3	1,794,100	1,774,200	$936	$578.4	$297
(1)
Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin at market silver prices; by-product silver sales revenues for San Dimas at $4.04 per silver ounce ($4.02 prior to November 2009) sold to Silver Wheaton); and by-product lead, zinc, 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $3.90 per silver ounce sold to Silver Wheaton. The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Total cash costs have been presented excluding San Martin for information purposes only.

(2)	Excludes commissioning sales ounces from Peñasquito, up to September 1, 2010, as these are credited against capitalized project costs.

(3)	Includes corporate activities, San Martin, and San Dimas.

(4)	Excludes silver ounces sold to Primero in exchange for a working capital adjustment as part of the disposition of San Dimas on August 6, 2010.

GOLDCORP	15

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
OPERATIONAL REVIEW
Red Lake gold mines, Canada

	Three Months Ended
	September 30	June 30	March 31	December 31	September 30
Operating Data	2010	2010	2010	2009	2009

Tonnes of ore milled	218,500	221,900	211,500	197,700	194,400

Average mill head grade (grams/tonne)	26	24	27	27	30

Average recovery rate	97%	96%	97%	97%	97%

Gold (ounces)

– Produced	176,100	159,000	181,200	156,300	178,800

– Sold	176,000	171,200	169,400	163,100	179,500

Average realized gold price (per ounce)	$1,232	$1,203	$1,112	$1,111	$969

Total cash costs (per ounce)	$268	$308	$298	$317	$255

Financial Data

Revenues	$217.4	$206.1	$188.7	$181.5	$174.1

Depreciation and depletion	$28.1	$26.0	$25.9	$28.9	$28.1

Earnings from operations	$136.5	$122.7	$108.7	$99.7	$96.5

Expenditures on mining interests	$53.6	$46.2	$38.9	$34.8	$28.9
Gold production for the third quarter of 2010 of 176,100 ounces was 2%, or 2,700 ounces, less than in the third quarter of 2009 due to 13% lower grades, offset by 12% higher tonnage. Both the lower grades and higher tonnage were consistent with the 2010 mine plan which includes mining of additional incremental material in the lower grade sulphide zones to utilize the spare mill capacity.
Cash costs for the third quarter of 2010 were 5%, or $13 per ounce, higher than in the third quarter of 2009 due to a stronger Canadian dollar ($22 per ounce, or 169%) and lower gold production ($5 per ounce, or 39%), offset by lower operating costs ($14 per ounce, or 108%). The decrease in operating costs was mainly attributable to lower maintenance parts and consumables ($1.6 million), contractors ($0.5 million) and drilling costs ($0.3 million).
Gold production for the third quarter of 2010 was 11%, or 17,100 ounces, more than in the second quarter of 2010 mainly due to 8% higher grades and 1% higher recoveries, slightly offset by 2% lower tonnage. The lower tonnage was due to less long-hole mining at Campbell. Production efforts during the third quarter of 2010 continued to improve the utilization of existing mill capacity by supplementing the ore feed with mining activity in the lower grade sulphide and Far East zones and the inclusion of lower grade material from surface stockpiles. The higher grades were mainly due to stope sequencing in the High Grade zone.
Cash costs for the third quarter of 2010 were 13%, or $40 per ounce, lower than in the prior quarter due to the combination of both lower operating costs ($31 per ounce, or 78%) and higher gold production ($9 per ounce, or 22%). The decrease in operating costs was mainly attributable to lower contractor costs ($2.2 million) resulting from less long-hole and definition drilling at Campbell, labour costs ($1.9 million), and consumable costs ($1.5 million).
During the third quarter of 2010, diamond drilling continued in the lower High Grade zone from both the 4499 exploration ramp and the connection drift between the Campbell and Red Lake complexes, with the goal of extending reserves in the high grade zone to the 52 Level by year-end. Further diamond drill testing of the potential for an open pit resource also continued in Balmertown. This phase of drilling will be completed during the fourth quarter of 2010.

GOLDCORP	16

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
Porcupine mines, Canada

	Three Months Ended
	September 30	June 30	March 31	December 31	September 30
Operating Data	2010	2010	2010	2009	2009

Hoyle Pond underground (tonnes)	82,900	82,300	77,300	85,600	87,900

Hoyle Pond underground (grams/tonne)	12.66	11.37	10.41	10.44	13.79

Dome underground (tonnes)	123,000	159,800	152,200	148,900	151,200

Dome underground (grams/tonne)	4.11	3.08	3.07	4.21	3.41

Stockpile (tonnes)	837,600	786,000	790,700	770,600	774,800

Stockpile (grams/tonne)	1.02	1.02	0.95	1.16	1.55

Tonnes of ore milled	1,043,500	1,028,100	1,020,200	1,005,100	1,013,900

Average mill head grade (grams/tonne)	2.31	2.17	1.98	2.40	2.90

Average recovery rate (%)	92%	92%	91%	93%	93%

Gold (ounces)

– Produced	68,900	67,000	62,100	71,700	90,600

– Sold	69,100	66,900	62,000	71,600	90,800

Average realized gold price (per ounce)	$1,238	$1,214	$1,111	$1,103	$959

Total cash costs (per ounce)	$526	$548	$654	$509	$406

Financial Data

Revenues	$85.7	$81.4	$68.9	$79.1	$87.1

Depreciation and depletion	$22.2	$20.7	$22.4	$19.2	$19.0

Earnings from operations	$24.6	$22.3	$4.9	$20.0	$28.1

Expenditures on mining interests	$22.8	$26.7	$14.6	$14.2	$10.1
Gold production for the third quarter of 2010 was 24%, or 21,700 ounces, less than in the third quarter of 2009 mainly due to 20% lower grades and 1% lower recovery, offset by 3% higher mill throughput. Porcupine consists of three different mining operations, Hoyle Pond, Dome and Stockpile, which feed one processing facility. The Hoyle Pond underground operation experienced 8% lower grades primarily due to the mining sequence and 6% lower tonnage due to equipment availability. The Dome underground operation experienced 21% higher grades, slightly offset by 19% lower tonnage due to the mining sequence in the bulk zones and maintenance on the shaft. Lower production from stockpiles was as anticipated, due to ceasing of open pit mining at Pamour in July of 2009.
Cash costs for the third quarter of 2010 were 30%, or $120 per ounce, higher than in the third quarter of 2009 due to lower gold production ($133 per ounce, or 111%) and a stronger Canadian dollar ($39 per ounce, or 32%), offset by lower operating costs ($52 per ounce, or 43%). The decrease in operating costs was mainly attributable to the suspension of the Pamour open pit mining in 2009 and maintenance parts ($1.8 million).
Gold production for the third quarter of 2010 was 3%, or 1,900 ounces, more than in the second quarter of 2010 mainly due to 6% higher grades and 1% higher mill throughput. In comparison to the prior quarter, the Hoyle Pond underground operation experienced 11% higher grades as new mining horizons came into production. The Dome underground operation experienced 33% higher grades due to the mining sequence in the bulk zones, offset slightly by 23% lower tonnage due to the mining sequence and maintenance on the shaft. The Stockpile reclaim sequence remained in the high and medium grade areas, providing 7% more tonnes at similar grades than the prior quarter.
Cash costs for the third quarter of 2010 were 4%, or $22 per ounce, lower than in the prior quarter due to higher gold production ($18 per ounce, or 82%) and lower operating costs ($4 per ounce, or 18%). The decrease in operating costs was attributable to lower

GOLDCORP	17

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
maintenance parts ($1.1 million), explosives and fuel ($0.7 million) and electricity ($0.2 million), offset slightly by higher contractor, labour and general consumables costs ($1.4 million).
The Hoyle Pond Deep project is being advanced in order to access both depth extensions of the current ore bodies and newly-discovered zones and to enhance operational flexibility and efficiencies throughout the Hoyle Pond underground complex. During the third quarter of 2010, work continued on lateral development underground, surface infrastructure upgrades and procurement of key equipment for the project. The key component of the construction involves a new 5.5 meter diameter deep winze (shaft) commencing on the 355 metre level and extending to a total depth of 2,200 metres below surface. The planned capital investment of approximately $150 million will be incurred over the next four years. Shaft sinking below the 440 metre level will commence mid 2011 with first production expected in late 2014.
Exploration during the third quarter of 2010 focused on the Hoyle Pond underground mine. Drilling focused on lateral and depth extension of current mineralization zones, as well as expansion of the recently discovered zones. The TVZ zone, encountered during depth extension of the current mineralization, is open above and below the first contacts. Success in identifying mineralization toward the surface prompted a surface drill program to test the projection of this new zone to surface.

GOLDCORP	18

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
Musselwhite mine, Canada

	Three Months Ended
	September 30	June 30	March 31	December 31	September 30
Operating Data	2010	2010	2010	2009	2009

Tonnes of ore milled	348,700	357,900	334,500	337,000	291,800

Average mill head grade (grams/tonne)	5.64	5.39	5.85	5.49	5.51

Average recovery rate (%)	96%	96%	96%	95%	95%

Gold (ounces)

– Produced	58,100	59,400	61,300	56,300	49,800

– Sold	60,300	59,900	60,500	55,500	48,400

Average realized gold price (per ounce)	$1,243	$1,201	$1,106	$1,105	$958

Total cash costs (per ounce)	$632	$627	$681	$605	$737

Financial Data

Revenues	$75.0	$72.0	$67.0	$61.4	$46.4

Depreciation and depletion	$9.5	$8.3	$7.8	$8.3	$8.0

Earnings from operations	$24.6	$23.6	$15.3	$17.2	$1.0

Expenditures on mining interests	$22.3	$19.7	$15.2	$23.9	$23.1
Gold production for the third quarter of 2010 was 17%, or 8,300 ounces, more than in the third quarter of 2009 due to 19% higher mill throughput, 2% higher grades and 1% improved recoveries. The higher mill throughput was due to improved underground ore production as a result of better stope flexibility as compared to the third quarter of 2009.
Cash costs for the third quarter of 2010 were 14%, or $105 per ounce, lower than in the third quarter of 2009 due to higher gold production ($151 per ounce, or 144%) and lower operating costs ($8 per ounce, or 8%), partially offset by a stronger Canadian dollar ($54 per ounce, or 52%). The decrease in operating costs was primarily attributable to lower maintenance costs as planned ($1.1 million), offset slightly by higher site and consumable costs ($0.5 million).
Gold production for the third quarter of 2010 was 2%, or 1,300 ounces, less than in the second quarter of 2010 primarily due to 3% lower mill throughput, partially offset by 5% higher grades. The lower mill throughput was due to a planned maintenance shutdown in July of 2010. The higher grades were due to mining of higher grade stopes in the T-Antiform and PQ Deeps in comparison to the prior quarter.
Cash costs for the third quarter of 2010 were 1%, or $5 per ounce, higher than in the prior quarter due to higher operating costs, offset by higher gold sales.
Exploration during the third quarter of 2010 focused on delineating the Lynx zone, the new discovery above the PQ Deeps zone. The Lynx zone has currently been extended to a strike length of 325 metres with a vertical extent of 260 metres and remains open along strike and up-dip. Other exploration targets during the third quarter of 2010 were the northern extension of the PQ Deeps zone, infill of the Redwing Zone and first pass drilling of the West Limb. Drilling during the fourth quarter of 2010 will focus on further defining the Lynx zone and extending the PQ Deeps and T-Antiform North mineralisation.

GOLDCORP	19

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
Peñasquito Mine, Mexico
Peñasquito consists of the Peñasco and Chile Colorado open pits. Peñasquito is currently producing oxide and sulphide ore from the Peñasco pit. The oxide ore, which is ancillary to the primary sulphide operation, is directly hauled to a leach facility which commenced pre-commissioning production in the second quarter of 2008. The sulphide ore is hauled to the first sulphide processing line (“Line 1”), which commenced pre-commissioning production in the fourth quarter of 2009, the second sulphide processing line (“Line 2”), which commenced pre-commissioning production late in the second quarter of 2010, and to stockpiles. The Peñasquito mine reached operating levels intended by management effective September 1, 2010 as planned. Upon completion of the commissioning of the high pressure grinding roll (“HPGR”), Peñasquito’s processing facility will ramp up to a rate of 130,000 tonnes per day. Following ramp-up, annual production over the life of mine (estimated at 22 years) is expected to average approximately 500,000 ounces of gold, 28 million ounces of silver, 200 million pounds of lead and over 450 million pounds of zinc. In December 2009, new reserves were calculated using the latest exploration data which indicated the deposit now contains 17.8 million ounces of proven and probable gold reserves, 4.5 million ounces of measured and indicated gold resources and 1.2 million ounces of inferred gold resources. Peñasquito also contains 1.1 billion ounces of proven and probable silver reserves, 391.0 million ounces of measured and indicated silver resources and 81.6 million ounces of inferred silver resources. In addition, Peñasquito contains 7.2 billion and 15.9 billion pounds of proven and probable lead and zinc reserves, respectively, 2.7 billion and 9.1 billion pounds of measured and indicated lead and zinc resources, respectively, and 0.8 billion and 1.6 billion pounds of lead and zinc inferred resources, respectively.
Completion of Commissioning and Commercial Production
On September 12, 2010, Goldcorp announced commercial production. The key highlights are as follows:
•	Combined 30-day average throughput rate in excess of 70,000 tonnes per day, including peak daily throughputs as high as 112,300 tonnes.

•	Completion of the project on schedule and within approximately 10% of budget.

•	Construction of 30,000 tonnes-per-day capacity HPGR on track for mechanical completion in the fourth quarter of 2010.

•	Full production ramp-up to designed 130,000 tonnes-per-day capacity on schedule for early 2011.

•	Average mining rates continue to meet or exceed expectations.

•	Concentrates from both processing lines are now being routinely produced, ramp-up continued according to expectations and at costs that were in line with expectations.
Effective September 1, 2010, proceeds from sales of metal concentrates and metals from the ancillary heap leach operation have been recognized as revenues with expenditures during production recognized as expenses.
At September 30, 2010, total capital expenditures and commitments, excluding sustaining capital and pre-operating expenditures are $1.6 billion, of which $1.566 billion is spent and $29 million is committed. Sustaining capital spent is $180.8 million. The current capital estimate which includes the completion of commissioning of the HPGR remains at approximately 10% above the November 2007 updated feasibility estimate of $1.49 billion, excluding sustaining capital and pre-operating expenditures.

GOLDCORP	20

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)

		Three Months Ended
	September 1, 2010 to	September 30	June 30	March 31
Operating Data	September 30, 2010	2010	2010	2010

Tonnes of ore mined	2,417,600	5,752,200	5,522,500	6,300,000

Tonnes of waste removed	11,934,000	40,920,400	39,572,100	37,000,000

Ratio of waste to ore	4.9	7.1	7.2	5.9

Average head grade
Gold (grams/tonne)	0.29	0.27	0.24	0.26
Silver (grams/tonne)	28.70	29.37	29.70	25.60
Lead (%)	0.40	0.41	0.42	0.34
Zinc (%)	0.70	0.73	0.70	0.53

Sulphide Ore
Tonnes of ore milled	2,214,200	5,683,000	4,316,700	3,000,000
Average recovery rate (%)
Gold	52%	49%	51%	50%
Silver	55%	58%	61%	61%
Lead	65%	62%	59%	59%
Zinc	61%	63%	64%	61%
Concentrates Produced
Lead Concentrate (DMT)	9,100	24,500	17,500	9,600
Zinc Concentrate (DMT)	17,100	44,500	32,000	16,700
Gold (ounces)	11,700	25,900	17,000	11,400
Silver (ounces)	1,268,900	3,294,700	2,396,000	1,352,900
Lead (thousands of pounds)	11,300	29,000	22,200	11,800
Zinc (thousands of pounds)	18,800	48,300	34,500	17,500

Oxide Ore
Tonnes of ore processed	891,000	1,257,000	2,024,200	3,000,000
Produced
Gold (ounces)	5,600	18,600	22,100	19,300
Silver (ounces)	261,600	773,300	802,800	725,300
Sulphide & Oxide Ores – Payable Metal Produced
Gold (ounces)	17,300	44,500	39,100	30,700
Silver (ounces)	1,530,500	4,068,000	3,198,800	2,078,200
Lead (thousands of pounds)	11,300	29,000	22,200	11,800
Zinc (thousands of pounds)	18,800	48,300	34,500	17,500
Sulfide and Oxide Ores- Payable Metal Sold
Gold (ounces)	26,800	43,400	38,400	28,300
Silver (ounces)	1,737,000	3,487,900	3,293,800	1,976,900
Lead (thousands of pounds)	10,700	22,000	23,000	11,100
Zinc (thousands of pounds)	13,200	38,600	32,900	14,300
Average realized prices
Gold (per ounce)	$1,275	$1,242	$1,228	$1,109
Silver (per ounce) (1)	$19.10	$17.40	$15.86	$14.77
Lead (per pound)	$1.07	$1.06	$0.79	$0.96
Zinc (per pound)	$1.05	$1.01	$0.80	$0.96
Total Cash Costs(per ounce of gold) (2)(3)	$(577)	$(577)	$-	$-

Financial Data and Key Performance Indicators

Revenues (2)	$86.2	$86.2	$-	$-
Depreciation and depletion	$15.3	$15.3	$-	$-
Earnings from operations (2)	$34.2	$32.8	$-	$-
Expenditures on mining interests	$14.3	$19.9	$29.3	$87.3
Sales revenues credit to mining interests, excluding treatment and refining charges on concentrate sales (2)	$-	$86.4	$149.9	$89.3
Mining cost per tonne	$1.19	$1.08	$1.14	$1.09
Milling cost per tonne	$6.43	$7.00	$8.27	$7.36
General and administration cost per tonne milled	$2.39	$2.70	$2.36	$4.21
Off-site cost per tonne sold (lead)	$530	$485	$439	$433
Off-site cost per tonne sold (zinc)	$404	$408	$352	$382

GOLDCORP	21

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
(1)	Includes 25% of silver ounces sold to Silver Wheaton at $3.90 per ounce.

(2)
Costs incurred, net of proceeds from sales, during the pre-commissioning production period were offset against capitalized mining costs and are referred to as pre-operating expenditures. Effective September 1, 2010, proceeds from sales of metal concentrates and metals from the ancillary heap leach operation have been recognized as revenues with expenditures during production recognized as expenses.

(3)
The calculation of total cash costs per ounce of gold is net of by-product silver, lead and zinc sales revenues. If silver, lead and zinc were treated as co-products, average total cash costs at Peñasquito for the period from September 1, 2010 to September 30, 2010, would be $499 per ounce of gold, $7.79 per ounce of silver, $0.80 per pound of lead and $0.67 per pound of zinc.

(4)	Off-site costs consist primarily of transportation, warehousing, and treatment and refining charges.
Operating Performance
Peñasquito produces both lead and zinc concentrates, with most of the gold and silver production designed to report to the lead concentrate. During the third quarter of 2010, gold, silver, lead and zinc production met or exceeded expectations. Concentrate qualities continued to meet commercial specifications, and at costs in line with expectations during ramp-up.
Gold production for the third quarter of 2010 was 44,500 ounces, which was 14%, or 5,400 ounces, more than in the second quarter of 2010, and 45%, or 13,800 ounces, more than in the first quarter of 2010. In comparison to the prior quarter, Peñasquito experienced 4% higher tonnes mined and 32% higher sulphide ore tonnes milled, offset by 38% lower oxide ore tonnes processed. Peñasquito experienced 12% and 4% higher grades for gold and zinc, respectively, and 1% and 2% lower grades for silver and lead, respectively, than in the prior quarter. Recoveries for gold, silver and zinc were slightly lower than the prior quarter, offset by slightly higher recoveries for lead. The increase in sulphide ore tonnes mined and milled was due to ore fragmentation that resulted in less crushing/grinding and higher mill throughput during the ramp-up period. The decrease in oxide ore tonnes processed continue as planned as the mining sequence transitions to the sulphide ore.
September production volumes were in line with expectations for the ramp-up period. Cash costs during the month of ($577) benefited from high by-product silver, lead and zinc sales credits. Operating expenses were consistent with expectations. Mining and milling costs per tonne decreased during the third quarter of 2010 to $1.08/tonne and $7.00/tonne, respectively, and general and administration costs were as expected at $2.70/tonne as ramp-up of Line 2 continued. Production is expected to ramp up throughout the remainder of 2010, on track towards previously issued guidance of 180,000 ounces of gold for the year, as the proportion of higher quality sulphide ore increases.
Related to the construction of processing facilities – High-Pressure Grinding Roll
All components for the HPGR circuit are on site with mechanical completion expected during the fourth quarter of 2010. Following a ramp-up period, Peñasquito processing is expected to reach the full 130,000 tonnes per day capacity early in 2011. Commissioning of the HPGR has commenced.
Related to the optimization and exploration activities to enhance economics at Peñasquito
Deep drilling at Peñasquito has recently intersected a new sulphide manto deposit on the east side of the Peñasco pit that demonstrates similar characteristics to existing high grade manto resources. The results continue to support potential for a concurrent high grade underground operation with an opportunity to further supplement core Peñasquito production. Progress has continued on the in-pit crushing and conveying system that is expected to provide significant capital and operating savings compared to conventional truck-only haulage, with completion remaining on track for 2013.

GOLDCORP	22

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
Los Filos mine, Mexico

	Three Months Ended (1)
	September 30	June 30	March 31	December 31	September 30
Operating Data	2010	2010	2010	2009	2009

Tonnes of ore mined	6,734,700	6,729,600	6,731,200	6,747,300	6,040,000

Tonnes of waste removed	6,837,300	8,979,200	8,241,200	7,184,800	7,062,000

Ratio of waste to ore	1.0	1.3	1.2	1.1	1.2

Tonnes of ore processed	6,846,700	6,783,800	7,021,300	6,839,100	6,135,200

Average grade processed (grams/tonne)	0.67	0.71	0.60	0.69	0.63

Average recovery rate (2)	45%	44%	42%	42%	45%

Gold (ounces)

– Produced	66,500	82,600	72,100	60,100	60,200

– Sold	66,200	81,400	72,400	59,700	60,100

Average realized gold price (per ounce)	$1,234	$1,202	$1,111	$1,092	$974

Total cash costs (per ounce)	$438	$446	$412	$444	$455

Financial Data

Revenues	$82.3	$98.8	$81.9	$66.0	$59.5

Depreciation and depletion	$11.6	$13.6	$11.9	$13.5	$9.9

Earnings from operations	$38.9	$46.7	$38.2	$25.6	$22.0

Expenditures for mining interests	$7.0	$18.5	$11.4	$19.8	$12.8
(1)	Includes the results of the Los Filos and Bermejal open pits and the underground operation.

(2)	Recovery is reported on a cumulative basis to reflect the cumulative recovery of ore on the leach pad, and does not reflect the true recovery expected over time.
Gold production for the third quarter of 2010 was 10%, or 6,300 ounces, more than in the third quarter of 2009 mainly due to higher grades and tonnage. In comparison to the third quarter of 2009, Los Filos experienced 6% higher grades mainly due to the processing of higher grade underground ore and higher grade ore from the Los Filos pit by the crushing and agglomeration plant that was commissioned during the first quarter of 2010. The plant is designed to treat higher-grade ore (from the underground and Los Filos pit operation). The higher tonnage was attributable to improved ore placing sequence and truck fleet utilization.
Cash costs for the third quarter of 2010 were 4%, or $17 per ounce, lower than in third quarter of 2009 due to higher gold production ($43 per ounce, or 253%) and the favourable impact of foreign exchange ($6 per ounce, or 35%), offset by higher operating costs ($32 per ounce, or 188%). The increase in operating costs was mainly attributable to employee costs ($2.2 million), higher fuel consumption ($1.7 million) and underground contractors ($2.1 million), offset slightly by lower maintenance costs ($1.1 million).
Gold production for the third quarter of 2010 was 19%, or 16,100 ounces, less than in the second quarter of 2010 mainly due to 6% lower grades and diluted solution grades impacted by the annual wet season. The lower grades were due to less processing of underground ore stockpiles. At September 30, 2010, 10% of the total material placed under leach during the year was from the crushing and agglomeration plant.
Cash costs for the third quarter of 2010 were 2%, or $8 per ounce, lower than in the second quarter of 2010 due to lower operating costs ($100 per ounce, or 1,250%) and a weaker Mexican peso ($14 per ounce, or 175%), offset by lower gold production ($106 per ounce, or 1,325%).
The 2010 exploration program continued to progress with successful results in relation to the extension of the Bermejal pit to the north and the continuity of the Los Filos ore body towards the 4P area.

GOLDCORP	23

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
El Sauzal mine, Mexico

	Three Months Ended
	September 30	June 30	March 31	December 31	September 30
Operating Data	2010	2010	2010	2009	2009

Tonnes of ore mined	584,700	618,400	692,600	592,600	586,400

Tonnes of waste removed	842,600	1,125,300	1,613,700	1,766,700	1,110,100

Ratio of waste to ore	1.4	1.8	2.3	3.0	1.9

Tonnes of ore milled	523,500	510,700	488,600	507,000	530,600

Average mill head grade (grams/tonne)	2.55	2.55	2.31	2.25	2.86

Average recovery rate (%)	95%	94%	93%	93%	93%

Gold (ounces)

– Produced	40,600	39,300	33,700	34,200	45,500

– Sold	40,700	39,100	33,800	34,200	46,000

Average realized gold price (per ounce)	$1,234	$1,205	$1,102	$1,103	$964

Total cash costs (per ounce)	$258	$299	$352	$371	$220

Financial Data

Revenues	$50.4	$47.3	$37.4	$38.0	$44.6

Depreciation and depletion	$17.7	$17.0	$14.5	$15.4	$20.3

Earnings from operations	$21.4	$17.7	$10.2	$9.0	$13.4

Expenditures on mining interests	$1.4	$2.3	$2.1	$1.0	$1.0
Gold production for the third quarter of 2010 was 11%, or 4,900 ounces, less than in the third quarter of 2009, mainly due to lower grades as planned. El Sauzal is in the latter years of its mine life during which production is anticipated to decline.
Cash costs for the third quarter of 2010 were 17%, or $38 per ounce, higher than in the third quarter of 2009 due to higher operating costs ($15 per ounce, or 39%) and lower gold production ($30 per ounce, or 79%), partially offset by the favourable impact of foreign exchange ($7 per ounce, or 18%). The increase in operating costs was primarily attributable to higher consumption of consumables, equipment rentals and employee costs ($1.1 million) due to quality of material processed and increased haulage distance as expected.
Gold production for the third quarter of 2010 was 3%, or 1,300 ounces, more than in the second quarter of 2010, mainly due to 3% higher tonnes milled and 1% higher recoveries. Mining of the Trini Pit commenced in the second quarter of 2010, with ore expected to be encountered during the fourth quarter of 2010 and feeding into the mill early 2011. The Trini Pit is expected to yield in excess of 50,000 gold ounces.
Cash costs for the third quarter of 2010 were 14%, or $41 per ounce, lower than in the prior quarter primarily due to lower operating costs ($22 per ounce, or 54%), higher gold production ($12 per ounce, or 29%) and a weaker Mexican peso ($7 per ounce, or 17%). The decrease in operating costs was primarily attributable to fewer equipment rentals resulting from reduced waste removal.

GOLDCORP	24

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
Marlin mine, Guatemala

	Three Months Ended
	September 30	June 30	March 31	December 31	September 30
Operating Data	2010	2010	2010	2009	2009

Tonnes of ore milled	373,900	374,600	470,700	552,400	536,300

Average mill head grade (grams/tonne)

– Gold	5.52	5.94	4.78	4.83	4.29

– Silver	133	136	109	99	92

Average recovery rate (%)

– Gold	96%	96%	95%	93%	93%

– Silver	91%	85%	78%	77%	70%

Produced (ounces)

– Gold	63,400	71,500	68,900	78,600	68,800

– Silver	1,410,700	1,437,700	1,254,300	1,331,200	1,083,200

Sold (ounces)

– Gold	63,800	72,300	70,500	75,900	69,000

– Silver	1,442,000	1,424,500	1,290,100	1,272,000	1,152,700

Average realized price (per ounce)

– Gold	$1,236	$1,206	$1,113	$1,108	$965

– Silver	$19.63	$18.54	$17.24	$17.59	$14.96

Total cash costs (per ounce) (1)	$52	$48	$109	$129	$185

Financial Data

Revenues	$107.2	$113.6	$100.7	$106.4	$83.9

Depreciation and depletion	$25.3	$23.3	$22.1	$22.6	$20.8

Earnings from operations	$49.7	$59.8	$48.0	$51.3	$33.2

Expenditures on mining interests	$21.6	$21.7	$9.8	$12.5	$8.0
(1)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver was treated as a co-product, average total cash costs at Marlin for the three months ended September 30, 2010, would be $367 per ounce of gold and $5.69 per ounce of silver (three months ended September 30, 2009 – $347 and $5.27, respectively).

Gold production for the third quarter of 2010 was 8%, or 5,400 ounces, less than in the third quarter of 2009 due to 30% lower tonnage, partially offset by 29% higher grades and 3% higher recoveries. Silver production for the third quarter of 2010 was 30%, or 327,500 ounces, more than in the third quarter of 2009 due to 45% higher grades and 30% higher recoveries, offset by 30% lower tonnage. The higher grades and lower tonnage were consistent with the modified mine plan which will maintain production levels with a focus on higher grades and lower tonnage to reduce the generation of tailings until the third quarter of 2011 while the construction of a tailings filter plant is being completed. The higher gold and silver recoveries were due to improvements in processing and the Merrill Crowe circuit.
Cash costs for the third quarter of 2010 were 72%, or $133 per ounce, lower than in the third quarter of 2009 due to higher silver by-product sales credits ($193 per ounce, or 145%), offset by lower gold production ($35 per ounce, or 26%) and higher operating costs ($25 per ounce, or 19%). The increase in operating costs was primarily attributable to increased employee costs ($1.3 million), contractors ($1.4 million) and royalties and community related expenses ($0.7 million), partially offset by lower site and maintenance costs ($1.1 million).

GOLDCORP	25

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
Gold and silver production for the third quarter of 2010 were 11%, or 8,100 ounces, and 2%, or 26,800 ounces, less than in the second quarter of 2010 due to 7% and 2% lower gold and silver grades, respectively. The lower grades were due to unfavourable geologic conditions in certain underground stopes, resulting in reduced mining flexibility and higher than planned dilution.
Cash costs for the third quarter of 2010 were 8%, or $4 per ounce, higher than in the prior quarter due to lower gold production ($55 per ounce, or 1375%) and higher operating costs ($27 per ounce, or 675%), offset by higher silver by-product sales credits ($78 per ounce, or 1950%). The increase in operating costs was primarily attributable to increased consumables costs ($1.2 million) and maintenance costs ($0.5 million).
Due to alleged environmental and public health concerns, on May 24, 2010, the Inter-American Commission on Human Rights (“IACHR”), an independent body of the Organization of American States, called on the government of Guatemala to suspend mining activity at Marlin. The government agreed to comply with the IACHR’s request and on July 21, 2010, the Procuraduria General de la Nation, the Guatemalan Attorney General’s Office, (“PDN”) directed the Ministry of Energy and Mines (the “Ministry”) to initiate the applicable administrative process under the laws of Guatemala to further investigate the allegations on which the IACHR’s suspension request is based. The Ministry initiated the process by notice to Montana Exploradora de Guatemala S.A de C.V. (“Montana”), a wholly owned subsidiary of Goldcorp and the operator of Marlin. Montana filed its response in the administrative process with the Ministry on August 31, 2010. The response demonstrated that there is no basis under Guatemalan law to suspend operations at Marlin and included extensive documentation in support of that position. The Ministry requested and received submissions from the petitioners and other governmental agencies. The Ministry has indicated that the administrative process is expected to take approximately 120 days to complete. Once the process is completed, the Ministry will issue a report to the PDN. The IACHR held an audience on October 25, 2010 at which the Government of Guatemala and the petitioners appeared. Goldcorp and Montana petitioned the IACHR to be heard at an audience during the sessions and participated in a working meeting called by the IACHR following the formal audience held on October 25, 2010. Goldcorp and Montana have advised the IACHR, the Government of Guatemala and the petitioners of their interest in and willingness to participate in a process to achieve an amicable solution to the petition as provided by Article 40 of the IACHR’s Rules of Procedure.
The Guatemalan government’s initial response to the IACHR expressly confirmed that studies conducted by the Ministry, Ministry of Health and Ministry of Environment and Natural Resources in Guatemala demonstrate there is no evidence of pollution or ill effects to health or the environment as a result of operations at Marlin. The government of Guatemala also stated that an assessment by the Ministry of Health and Social Welfare did not detect any disease linked to suspected contamination produced by Marlin. Goldcorp’s management believes the IACHR’s action is based on environmental allegations that are entirely without merit. While the government’s administrative process is underway, the Company expects normal operations at Marlin to continue.

GOLDCORP	26

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

	Three Months Ended
	September 30	June 30	March 31	December 31	September 30
Operating Data	2010	2010	2010	2009	2009

Tonnes of ore mined	2,244,100	2,938,400	2,260,900	3,557,400	2,301,800

Tonnes of waste removed	5,587,800	5,340,100	5,974,200	5,199,900	5,491,700

Ratio of waste to ore	2.5	1.8	2.6	1.5	2.4

Tonnes of ore milled	3,493,800	3,547,600	3,514,100	3,556,600	3,424,100

Average mill head grade

– Gold (grams/tonne)	0.42	0.43	0.51	0.43	0.39

– Copper (%)	0.40%	0.44%	0.54%	0.48%	0.38%

Average recovery rate (%)

– Gold	73%	70%	72%	67%	68%

– Copper	82%	81%	85%	87%	79%

Produced

– Gold (ounces)	34,100	34,400	41,300	34,600	29,500

– Copper (thousands of pounds)	25,000	28,000	35,300	32,400	22,700

Sold

– Gold (ounces)	30,300	46,900	30,800	32,700	33,600

– Copper (thousands of pounds)	23,100	36,500	24,500	31,300	24,300

Average realized price

– Gold (per ounce)	$1,259	$1,250	$1,119	$1,140	$1,006

– Copper (per pound)	$4.38	$2.55	$3.58	$3.69	$3.63

Total cash costs (per gold ounce) (1)	$(896)	$102	$(961)	$(1,333)	$(823)

Financial Data

Revenues	$137.6	$148.1	$124.0	$152.5	$119.6

Depreciation and depletion	$15.2	$20.6	$15.6	$17.6	$15.9

Earnings from operations	$49.1	$33.6	$53.9	$58.4	$37.5

Expenditures on mining interests	$3.0	$3.1	$2.5	$3.4	$1.9
(1)
The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If copper was treated as a co-product, total cash costs for the three months ended September 30, 2010 would be $651 per ounce of gold and $2.44 per pound of copper (three months ended September 30, 2009 – $475 and $1.90, respectively).

Goldcorp’s share of Alumbrera’s gold production for the third quarter of 2010 was 16%, or 4,600, ounces more than in the third quarter of 2009. Goldcorp’s share of Alumbrera’s copper production for the third quarter of 2010 was 10%, or 2.3 million pounds, more than in the third quarter of 2009. The higher gold and copper production were due to 2% higher tonnes milled, 8% and 5% higher gold and copper grades, respectively, and 7% and 4% higher gold and copper recoveries, respectively. The higher tonnes milled and higher recoveries were due to the quality of ore processed. The higher grades were due to processing of higher grade ore from Phase 10 as compared to lower grade ore from Phase 9 and low grade stockpiles during the third quarter of 2009.
Cash costs for the third quarter of 2010 were 9%, or $73 per ounce, lower than in the third quarter of 2009 due to higher copper by-product sales credits ($790 per ounce, or 1082%), offset by higher operating costs ($511 per ounce, or 700%), lower gold ounces sold ($162 per ounce, or 222%) and higher YMAD net proceeds payments ($44 per ounce, or 60%). The increase in operating costs was primarily due to the inclusion of export retention taxes in cash costs effective January 1, 2010 ($10.2 million), higher power consumption and prices ($1.6 million) and higher contractor costs ($1.2 million).

GOLDCORP	27

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
Goldcorp’s share of Alumbrera’s gold and copper production for the third quarter of 2010 was 1%, or 300 ounces, and 10%, or 3.0 million pounds, less than in the second quarter of 2010. In comparison to the prior quarter, Alumbrera experienced 2% lower tonnes milled, and 2% and 9% lower gold and copper grades, respectively, offset by 4% and 1% higher gold and copper recoveries, respectively. Tonnes milled were lower due to lower milling rates resulting from gypsum content. The lower grades were mainly due to increased processing of low grade stockpile material. The higher recoveries were due to the quality of ore processed.
Cash costs for the third quarter of 2010 were 978%, or $998 per ounce, lower than in the second quarter of 2010 due to higher copper by-product sales credits ($1,400 per ounce, or 140%), lower operating costs ($406 per ounce, or 41%) and lower YMAD net proceeds payments ($102 per ounce, or 10%), offset by lower gold ounces sold ($910 per ounce, or 91%). The decrease in operating costs was primarily due to lower transportation and processing costs ($5.4 million), offset by higher power prices ($2.5 million) and consumable costs ($1.1 million).
The positive provisional pricing impact of higher realized copper prices during the third quarter of 2010 was $21.3 million, or $703 per ounce. Of this amount, $14.9 million, or $492 per ounce, related to copper sales in the second quarter of 2010 that settled in the third quarter of 2010.

GOLDCORP	28

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
Marigold mine, United States (Goldcorp’s interest – 66.7%)

	Three Months Ended
	September 30	June 30	March 31	December 31	September 30
Operating Data	2010	2010	2010	2009	2009

Tonnes of ore mined	1,736,300	661,400	1,959,800	2,051,800	2,624,200

Tonnes of waste removed	6,678,800	8,608,300	6,462,900	5,077,300	4,261,400

Ratio of waste to ore	3.8	13.0	3.3	2.5	1.6

Tonnes of ore processed	1,736,300	661,400	1,959,800	2,051,800	2,624,200

Average grade processed (grams/tonne)	0.55	0.51	0.65	0.84	0.64

Average recovery rate (%)	73%	73%	73%	73%	73%

Gold (ounces)

– Produced	16,800	16,900	30,500	31,900	29,900

– Sold	16,700	17,800	30,700	31,400	29,000

Average realized gold price (per ounce)	$1,236	$1,195	$1,110	$1,111	$964

Total cash costs (per ounce)	$817	$686	$507	$482	$542

Financial Data

Revenues	$20.6	$21.4	$34.0	$35.0	$28.0

Depreciation and depletion	$3.8	$3.5	$5.1	$4.5	$4.3

Earnings from operations	$3.2	$4.3	$11.9	$13.5	$7.4

Expenditures on mining interests	$4.4	$5.6	$3.0	$2.8	$9.3
Goldcorp’s share of Marigold’s gold production for the third quarter of 2010 was 44%, or 13,100 ounces, less than in the third quarter of 2009. The decreased production was due to less ore being mined over the prior two quarters at lower grades from the top of Basalt Phase 7, as compared to the third quarter of 2009 with ore being mined from the middle of the ore body of Basalt Phase 6. Total tonnes mined during the third quarter of 2010 were 22% higher than in the third quarter of 2009 due to an expanded truck fleet commissioned during the third quarter of 2009. It is expected that production in the fourth quarter of 2010 will improve due to the higher tonnes stacked on the leach pad during the quarter and as mining continues deeper into Basalt Phase 7. Production for the second half of 2010 is expected to be similar to the first half.
Cash costs for the third quarter of 2010 were 51%, or $275 per ounce, higher than in the third quarter of 2009 due to fewer ounces stacked in prior periods due to less ore mined, resulting in higher average costs for ounces sold during the current quarter. As a result of running an expanded truck fleet, labour and fuel operating costs increased during the third quarter of 2010 as compared to the third quarter of 2009.
Gold production during the third quarter of 2010 was consistent with the second quarter of 2010. However, ounces stacked increased during the third quarter due to more ore tonnes mined as waste stripping in the Basalt Phase 7 Pit ceased early in the third quarter, which is expected to improve gold production in the fourth quarter of 2010.
Cash costs for the third quarter of 2010 were 19% or $131 per ounce, higher than in the prior quarter. Actual operating expenditures during the third quarter of 2010 were consistent with the prior quarter. However, due to fewer ounces being stacked on the pad in the prior periods resulting from heavy stripping activities, the average cost per ounce in inventory increased, resulting in higher cost ounces sold during the third quarter of 2010.
Exploration during the third quarter of 2010 focused on mine development areas. Geological modeling of the Target II, Target III and Red Dot deposits continued.

GOLDCORP	29

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
Wharf Mine, United States

	Three Months Ended
	September 30	June 30	March 31	December 31	September 30
Operating Data	2010	2010	2010	2009	2009

Tonnes of ore mined	991,700	589,000	883,700	815,900	681,900

Tonnes of ore processed	876,500	716,000	783,900	756,900	804,500

Average grade processed (grams/tonne)	0.62	0.76	0.86	0.82	0.87

Average recovery rate (%)	78%	77%	72%	71%	70%

Gold (ounces)

– Produced	19,600	19,400	18,300	16,400	17,300

– Sold	17,600	22,000	14,100	18,500	17,700

Average realized gold price (per ounce)	$1,233	$1,200	$1,110	$1,094	$955

Total cash costs (per ounce)	$679	$556	$562	$805	$665

Financial Data

Revenues	$22.7	$27.3	$16.4	$20.8	$17.9

Depreciation and depletion	$1.8	$1.9	$1.6	$2.3	$1.8

Earnings from operations	$7.9	$11.8	$5.8	$3.1	$3.3

Expenditures on mining interests	$1.2	$0.5	$0.7	$0.5	$0.3
Gold production for the third quarter of 2010 was 13%, or 2,300 ounces, more than in the third quarter of 2009. The higher gold production was due to 9% higher tonnes processed and 8% higher recoveries, partially offset by 29% lower grades. The higher tonnes processed resulted mainly from favourable crushing conditions and equipment availability. The higher recoveries were due to enhanced leaching procedures and a higher proportion of porphyry ore which has a higher natural recovery. The lower grades from the American Eagle pit were as planned.
Cash costs for the third quarter of 2010 were consistent with the third quarter of 2009.
Gold production for the third quarter of 2010 was consistent with the second quarter of 2010. In comparison to the prior quarter, tonnes processed were 22% higher, offset by 18% lower grades as mentioned above.
Cash costs for the third quarter of 2010 were 22%, or $123 per ounce, higher than in the second quarter of 2010 mainly due to additional unloading costs for Pad 2 as planned ($2.4 million).

GOLDCORP	30

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
PROJECT DEVELOPMENT REVIEW
Éléonore Project, Canada
The Éléonore project is located in the north-east corner of the Opinaca Reservoir in the James Bay region of Québec, Canada. The Éléonore deposit is a major new gold discovery in a relatively unexplored area in the Province of Québec, located in the core of what Goldcorp believes to be a promising new gold district in North America. As of December 31, 2009, the deposit contains 3.2 million ounces of measured and indicated gold resources at an average grade of 11.92 grams per tonne and 6.3 million ounces of inferred gold resources at an average grade of 12.93 grams per tonne.
The 2010 exploration drill program continued with a concentration on identifying and defining new ore zones within the hanging wall stratigraphy close to the exploration shaft. The program also focused on the definition of the edge of the main Roberto deposit. Results for the hanging wall drilling obtained to date are encouraging and additional drilling will be completed during the fourth quarter of 2010 to identify the down-dip extensions. A surface exploration program was undertaken in the third quarter of 2010 with the objective of identifying new drill targets on the Éléonore concession outside of the main Roberto ore body.
Work progressed with respect to updating of the pre-feasibility study, which will facilitate a construction decision on the Éléonore project by the 2010 year-end. Project permitting activities progressed and a project permit is expected to be in place at the end of the second quarter of 2011 as planned. During the third quarter of 2010, another milestone was reached with the delivery of grid power to the site, which significantly reduced power costs. Sinking of the 725 metre deep exploration shaft progressed on schedule during the third quarter of 2010 with completion targeted for the third quarter of 2012. The main and secondary hoists were installed and steel installation is 95% complete for both the head frame and hoist room buildings. Installation of the sinking equipment commenced. Settling ponds and waste rock pad construction are progressing and will be completed in time to support the shaft sinking activities.
Capital expenditures during the third quarter of 2010 amounted to $31.8 million. Cumulative expenditures to date amounted to $309.7 million.
Cochenour Project, Canada
The Cochenour Project combines the existing workings of Goldcorp’s historic Cochenour mine with the Bruce Channel gold discovery. The Cochenour/Bruce Channel deposit is located down-dip from Goldcorp’s historic Cochenour mine and is a key component of Goldcorp’s consolidation plans in the Red Lake district. In 2009, a surface drilling program identified strong gold intercepts in the Gap zone between the bottom of the historic Cochenour mine and the top of the Bruce Channel exploration drilling. The intercepts are the latest results in support of a contiguous and significant deposit. For budgeting and planning purposes, the Company has estimated the Cochenour project as a mineable deposit of 5 million gold ounces.
During the third quarter of 2010, exploration continued with drilling from the old underground workings at the 2050’ Level. Driving of the 5 kilometre high speed haulage drift continued with 16% of the critical path development completed at the end of the third quarter.
Capital expenditures during the third quarter of 2010 amounted to $19.4 million, included in total expenditures on mining interests for Red Lake, consisting of exploration and construction of the high speed haulage drift. Cumulative expenditures to date amounted to $76.1 million.

GOLDCORP	31

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
Pueblo Viejo Project, Dominican Republic (Goldcorp’s interest – 40%)
Pueblo Viejo is a 23.7 million ounce proven and probable gold reserve, where Goldcorp’s interest represents 9.5 million ounces. The project is a partnership with Barrick Gold Corporation, the project operator.
The Pueblo Viejo project is advancing in line with its $3.0 billion capital budget (100% basis). Initial production continues to be anticipated in the fourth quarter of 2011 although timing delays principally associated with the issuance of certain approvals related to power supply may result in first production occurring in Q1 2012. Goldcorp’s share of estimated annual gold production in the first full five years of operation is expected to average 415,000 – 450,000 ounces at total cash costs of $275 - $300 per ounce(1).
At the end of the third quarter of 2010, overall construction was nearly 40% complete, approximately 75% of the capital had been committed and engineering and procurement was about 95% complete. About 65% of the planned concrete has been poured and 45% of the steel has been erected. Two of the four autoclaves have been placed on their footings, with the final two units shipped and expected to be on site in the fourth quarter of 2010, and 90% of the materials required for the oxygen plant have been shipped to site. Pre-stripping has been completed and ore stockpiling has commenced. Work continues toward achieving key milestones including the connection of power to the site, which is necessary to commence commissioning activities in the fourth quarter of 2011.
Capital expenditures during the third quarter of 2010, including accrued management fees, amounted to $31.1 million. Cumulative expenditures to date, including accrued management fees amounted to $709.4 million, which is net of the partial return of invested capital received during the first quarter of 2010.
In April 2010, the terms for $1.035 billion in project financing for the Pueblo Viejo project ($414.0 million – Goldcorp’s share) were finalized with a lending syndicate comprised of international financial institutions including two export credit agencies and a syndicate of commercial banks. Barrick and Goldcorp have each provided a guarantee for their proportionate share of the loan. The guarantees will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to a carve-out for certain political risk events. The balance drawn under the facility as at September 30, 2010 was $781.5 million ($312.6 million – Goldcorp’s share) which will be used to fund ongoing construction at the project.
In April 2010, Pueblo Viejo Dominicana Corporation (“PVDC”), the entity that owns the Pueblo Viejo project, received a copy of an action filed in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. De Pena Garcia Inc., and a number of individuals. The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking and bribery of government officials. The complaint does not describe the relief sought, but the action is styled as an amparo remedy, which typically includes some form of injunctive relief. PVDC intends to vigorously defend the action. The 9th Criminal Court of Santo Domingo has been appointed to decide on the matter of Fundacion Amigo de Maimon Inc. As for Miguel L. De Pena Garcia Inc., the Supreme Court annulled the judgment of the trial court of Cotui against PVDC and confirmed that Miguel L. De Pena Garcia Inc. has no right to enter Parcel 451-K. The case will be sent to a new trial court for issuance of ruling. The 9th Criminal Court has rejected the claim initiated by Miguel L. De Pena Garcia Inc. to collect $70 million.
(1)	Based on gold price and oil price assumptions of $1,100 per ounce and $75 per barrel, respectively.

GOLDCORP	32

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
El Morro Project – Chile (Goldcorp’s interest – 70%)
El Morro is an advanced stage, world-class gold/copper project in northern Chile, one of the most attractive mining jurisdictions in the world. On a 100% basis, El Morro contains proven and probable reserves of 6.7 million ounces of gold and 5.7 billion pounds of copper. A 2008 feasibility study estimates sulphide gold production of over 300,000 ounces per year and copper production of over 379 million pounds per year (on a 100% basis) over a 14-year mine life at low cash costs. A review of the feasibility study is underway and is expected to be completed by the end of 2010.
Located in the Atacama region of Chile approximately 80 kilometres east of the city of Vallenar, El Morro comprises a large, 36-square kilometre land package with significant potential for organic growth through further exploration. Two principal zones of gold-copper mineralization have been identified to date—the El Morro and La Fortuna zones—and the Company has identified several additional targets as part of its regional exploration plan. Future exploration efforts will also test the potential bulk-mineable gold and copper production below the current pit bottom. The full project team continues to advance exploration and development programs at the site.
When Goldcorp acquired 70% of the El Morro property in February 2010, the Environmental Impact Assessment (“EIA”) necessary for the project permitting to proceed had already been submitted. The EIA review process being conducted by the government authorities continues to advance with approval anticipated late in 2010.
Work is currently underway to review the plant flow sheet and equipment selection and analyze the power supply options for the project. A review of the existing feasibility study will be completed before the 2010 year-end with a view to making a construction decision as soon as possible thereafter.
The El Morro project was acquired from a subsidiary of New Gold, the entity which acquired the El Morro project from Xstrata pursuant to the exercise of the right of first refusal. The right of first refusal came into effect on October 12, 2009 when Barrick Gold Corporation (“Barrick”) entered into an agreement with Xstrata to acquire Xstrata’s 70% interest in the El Morro project. On January 13, 2010, Goldcorp received a statement of claim filed by Barrick in the Ontario Superior Court of Justice, against Goldcorp, New Gold, and certain of New Gold’s subsidiaries, relating to the exercise of the right of first refusal by a New Gold subsidiary in respect of the El Morro Project. Among the relief requested by Barrick is that the El Morro project be held in trust for the benefit of Barrick. Barrick subsequently filed a motion to amend its claim to add various Xstrata entities as defendants. All parties have now agreed to have all claims related to the acquisition of the Xstrata interest heard by the Ontario courts, including the Supreme Court of Canada. Xstrata has filed a counterclaim against Barrick seeking damages in an amount of at least $60 million. A tentative case management schedule established as part of the parties’ agreement contemplates a two-week trial of the matter to be held in June or July 2011. Goldcorp’s management believes that Goldcorp has acted lawfully and appropriately in all aspects of this transaction and intends to defend Goldcorp against Barrick’s claim.

GOLDCORP	33

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
Noche Buena Project, Mexico
The Noche Buena project is located approximately 5 kilometres north of the Peñasquito mine. With reported measured and indicated resources of 0.5 million gold ounces and 18.4 million silver ounces, the Noche Buena project area totals approximately 24 square kilometres and is immediately adjacent and contiguous with the northern border of the Peñasquito concession block.
The scoping study advanced in the third quarter of 2010 with completion of the 2010 drilling (41,577 metres in 75 drill holes) in August 2010, initiation of column leach metallurgical tests, completion of an environmental base-line study, and advancement of new estimates of oxide and sulphide resources. The results of the above work will be combined with preliminary engineering analyses in the scoping study to be completed in the fourth quarter of 2010.
Camino Rojo Project, Mexico
Located approximately 50 kilometres southeast of Goldcorp’s Peñasquito mine, Camino Rojo’s 3,389-square kilometre land position includes the Represa deposit, which has reported measured and indicated resources of 3.4 million gold ounces and 60.7 million silver ounces. Total inferred resources are 0.5 million ounces of gold and 7.6 million ounces of silver.
At the Camino Rojo project, 39,000 metres of drill core and RC chips have been re-logged to refine the geologic interpretation at the Represa deposit, and planning of new drilling for validation of the Canplats assay database was also completed. During the third quarter of 2010, preliminary cyanide shake-leach studies were completed with more than 700 new analyses of pulps from transitional and oxide intervals. Negotiations with local communities for surface rights and exploration access continued and remain positive. Airborne geophysics will be conducted in the fourth quarter of 2010.
Cerro Blanco Project, Guatemala
The Cerro Blanco Project is located in southwestern Guatemala and is considered to be a classic hot springs gold deposit with typical bonanza type gold mineralization. As of December 31, 2009, the deposit contains 1.3 million ounces of indicated gold resources at an average grade of 15.64 grams per tonne and 0.7 million ounces of inferred gold resources at an average grade of 15.31 grams per tonne. The Company will use the remainder of 2010 to demonstrate several key concepts at Cerro Blanco in preparation for a project feasibility study that is anticipated to commence by mid-2011. Mining of two drifts, from the north and south ends of the deposit (1,315 metres in total), and declining into the ore body will determine the ability to mine underground in this geothermal area. In parallel, advance dewatering will determine the long-term viability of the dewatering approach. Samples for metallurgical testing will be collected from the underground workings to confirm the process methodology.
As at September 30 2010, mining of the two declines advanced to a total of 757 metres, with a further 558 metres remaining to connect the two declines at the centre of the ore body. In addition, 230 metres of lateral development to access mineralized zones and drill stations were completed at the end of the third quarter of 2010. The diamond drill program from surface continued during the third quarter of 2010 to obtain samples for a metallurgical study and data to complete the geological model. A total of 776 metres have been drilled by the end of the third quarter of 2010. The water treatment plant was commissioned during the third quarter of 2010. An expansion to double the capacity of the water treatment plant will be finished by the end of 2010. Construction of the ventilation raises is expected to be completed by the end of 2010.
A geothermal resource with the potential to generate a significant quantity of geothermal power is located adjacent to the ore body. Drilling of this resource commenced late in 2008 and the fourth well was completed in the third quarter of 2009. An analysis of the test results completed during the first quarter of 2010 showed good potential for geothermal power production and dewatering of the mine by targeting the shallow geothermal reservoir just east of the mine site. Drilling of the first of three dewatering/geothermal production wells, which will be 800 to 1,000 metres in depth, was completed at the end of the third quarter of 2010. This well will be tested for generation capacity during the fourth quarter of 2010. The remaining two wells will be completed by the end of 2010.

GOLDCORP	34

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
EXPENSES

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2010	2009	2010	2009

Corporate administration	$42.1	$30.4	$122.2	$94.2

Exploration	$14.0	$8.5	$42.9	$22.7
Included in corporate administration is stock based compensation expense of $18.4 million and $43.6 million for the three and nine months ended September 30, 2010, respectively (three and nine months ended September 30, 2009 - $12.7 million and $34.6 million, respectively). Excluding stock based compensation expense, corporate administration for the three and nine months ended September 30, 2010 increased by $6.0 million and $19.0 million compared to the three and nine months ended September 30, 2009, respectively, due to an increase in corporate activities as planned. Stock based compensation expense for the three and nine months ended September 30, 2010 were $5.7 million and $9.0 million higher than in the three and nine months ended September 30, 2009, respectively, due to the issuance of 5.9 million stock options, 0.3 million restricted share units (“RSUs”) and 0.2 million performance share units (“PSUs”) during the nine months ended September 2010 and the vesting of previously issued stock options and RSUs. The PSUs were issued pursuant to the terms of the Performance Share Unit Plan established effective July 28, 2010 covering eligible executives as determined by the Board of Directors.
Exploration costs for the three and nine months ended September 30, 2010 were $5.5 million and $20.2 million higher than in the three and nine months ended September 30, 2009, respectively, due to a renewed focus on drilling programs in line with the Company’s 2010 plan.
OTHER INCOME (EXPENSES)

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2010	2009	2010	2009

Interest income and other expenses, net	$(7.2)	$(0.6)	$(25.0)	$(5.6)

Interest expense and finance fees	(15.5)	(12.5)	(39.2)	(37.0)

Share of loss of equity investee	(3.0)	-	(3.0)	-

Gain (loss) on non-hedge derivatives, net	(17.6)	(0.4)	(1.0)	9.3

Gain (loss) on securities, net	0.2	5.2	(0.3)	5.6

Gain on dispositions of mining interests, net	373.2	-	780.5	-

Loss on foreign exchange, net	(119.2)	(27.6)	(135.8)	(235.5)

	$210.9	$(35.9)	$576.2	$(263.2)

Interest income and other expenses, net, increased by $6.6 million for the three months ended September 30, 2010, as compared to the three months ended September 30, 2009, primarily due to transaction costs relating to the proposed acquisition of Andean Resources Limited and an accrual for withholding taxes. Interest income and other expenses, net, increased by $19.4 million for the nine months ended September 30, 2010, as compared to the nine months ended September 30, 2009 primarily due to the above costs and $9.4 million of transaction costs relating to the acquisitions of the Camino Rojo and El Morro projects during the first quarter of 2010, respectively.
Interest expense and finance fees for the three and nine months ended September 30, 2010 were similar to the three and nine months ended September 30, 2009. The $18.7 million of transaction costs expensed in the second quarter of 2009 relating to the issuance of the

GOLDCORP	35

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
convertible senior notes were offset by higher interest during the nine months ended September 30, 2010 from higher average outstanding debt balances.
The share of loss of equity investee for the three and nine months ended September 30, 2010 relates to the Company’s investment in Tahoe, which is accounted of using the equity method. The Company’s investment in Tahoe was initially recognized on June 8, 2010, as partial consideration received on the disposition of Escobal.
As discussed under “Financial Instruments and Related Risks” below, the Company has entered into foreign currency, heating oil, copper, lead and zinc contracts. These contracts are marked-to-market at the end of each period with changes in fair value recorded in earnings for the period. A net loss of $1.3 million and net gain of $15.3 million was recorded during the three and nine months ended September 30, 2010, respectively, comprised of realized gains of $4.7 million and $6.5 million, respectively, and unrealized mark-to-market losses of $6.0 million and unrealized mark-to-market gains of $8.8 million, respectively. The Company recorded an unrealized gain of $1.7 million during the three months ended September 30, 2010 relating to the conversion feature of the $60.0 million Primero convertible note received as partial consideration for the disposition of the San Dimas Assets, which is accounted for as an embedded derivative asset and marked-to-market at each balance sheet date. In addition, the Company recorded a net loss of $18.0 million during the three months ended September 30, 2010 relating to its commitment to deliver 1,500,000 ounces of silver to Silver Wheaton at the lesser of $3.90 per ounce, subject to an annual inflation adjustment, over each of the four contract years ending August 5, 2014. The commitment is accounted for as a non-financial derivative liability and marked-to-market at each balance sheet date. The $18.0 million loss was comprised of a net realized loss of $0.5 million on ounces delivered during the three months ended September 30, 2010 and an unrealized loss of $17.5 million on remaining ounces to be delivered.
The Company recorded an unrealized gain of $0.2 million and unrealized loss of $0.3 million during the three and nine months ended September 30, 2010, respectively, and unrealized gains of $5.2 million and $5.6 million during the three and nine months ended September 30, 2009, respectively, relating to its investments in warrants.
On August 6, 2010, the Company completed the sale of the San Dimas Assets and the associated Silver Wheaton Silver Purchase Agreement to Primero for total proceeds of $401.0 million. The Company recognized a gain of $373.2 million before tax ($407.9 million after tax which includes a future income tax recovery of $180.3 million and current income tax expense of $145.6 million) as a result of this transaction. During the three months ended June 30, 2010, the Company recognized a net gain of $426.0 million before tax from the dispositions of the Escobal silver project ($484.1 million gain before tax; $480.6 million after tax), a certain exploration property in Mexico ($63.7 million loss before tax; $48.1 million after tax) and certain land in Wharf ($5.6 million gain before tax; $3.7 million after tax). During the three months ended March 31, 2010, the Company recognized a loss of $18.7 million before tax ($8.2 million after tax) on the disposition of its 21.2% interest in the El Limón gold project.
The Company recorded a $119.2 million and $135.8 million loss on foreign exchange, net, during the three and nine months ended September 30, 2010, respectively, resulting primarily from the impact of the strengthening of the Canadian dollar and Mexican and Chilean pesos when compared to the prior period end. At September 30, 2010, the Company had approximately $4.1 billion of future income tax liabilities, net, which arose from acquisitions of mining interests and are considered monetary and translated each period end at current exchange rates. The loss on foreign exchange during the three months ended September 30, 2010 was $91.6 million higher than in the three months ended September 30, 2009 due to $0.5 billion of additional future income tax liabilities denominated in Mexican and Chilean pesos which arose during the first quarter of 2010 as a result of the Camino Rojo and El Morro acquisitions, offset slightly by $180.3 million of future income tax liabilities derecognized on the disposition of the San Dimas Asset on August 6, 2010. The loss on foreign exchange during the nine months ended September 30, 2010 was $99.7 million lower than in the nine months ended September 30, 2009 due to the higher volatility in the Canadian dollar foreign exchange rate during the nine months ended September 30, 2009, offset slightly by the additional future income tax liabilities which arose during the nine months ended September 30, 2010 as mentioned above.

GOLDCORP	36

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
INCOME AND MINING TAXES
Income and mining taxes for the three and nine months ended September 30, 2010 totaled $69.1 million and $226.6 million respectively (three months and nine months ended September 30, 2009 - $67.7 million and $138.5 million, respectively), approximately 10% and 14% of earnings from continuing operations before taxes, excluding foreign exchange loss from translation of future income tax assets and liabilities, dilution loss and gains and stock option expense, which are not deductible, not subject to taxation, or likely to be utilized (three and nine months ended September 30, 2009 – 32% and 25%).
The lower effective tax rate for the three months ended September 30, 2010, as compared to the three months ended September 30, 2009, is due primarily to the gain on the disposition of San Dimas being subject to a lower effective tax rate. The deferred credit relating to the future sale of silver to Silver Wheaton and deferred gains from the disposition of Silver Wheaton shares in 2008 that was relieved to income as part of the disposition of San Dimas was not subject to income tax, reducing the effective tax rate on the disposition of the San Dimas mines. The lower effective tax rate for the nine months ended September 30, 2010, is primarily due to the gain on disposition of Escobal and San Dimas mines being subject to lower effective tax rates, slightly offset by the increase in the Mexican income tax rate from 28% to 30% in 2010. The rate for the nine months ended September 30, 2009 was lower than the effective rate normally expected primarily due to the favorable tax impacts of additional tax benefits recognized in 2009 from the harmonization of Ontario corporate income tax with the Federal tax system and the final settlement of certain tax audit issues. Adjusted for these and other items, the effective tax rate for the three months ended September 30, 2010 and 2009 would be 32.4% and 31.7% respectively (nine months ended September 30, 2010 and 2009 – 31.8% and 28.4%, respectively).
On October 14, 2010, the Chilean Senate passed legislation that increases the royalty rate for large mines to 14% of net receipts from 5%. The legislation still must pass the House, but passage is considered likely given that similar legislation previously was approved by the House. The legislation, once enacted, will be analyzed to determine the potential effect on the El Morro project. At this time, we believe that the D.L. 600 filing made at the time of the El Morro acquisition should provide fiscal stability that would prevent the new legislation from applying to El Morro initially.
NON-CONTROLLING INTERESTS
Non-controlling interests at September 30, 2010 relate to the minority interests in Terrane and the El Morro project. On April 16, 2010, Terrane completed a bought-deal financing agreement with a syndicate of underwriters for the sale of 63,637,000 Units which were sold to the public at a price of C$1.10 per Unit for gross proceeds of C$70.0 million ($69.8 million). Each Unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of Terrane at a price of C$1.50 per share for a period of 12 months from closing. Concurrent with the issuance of Units to the underwriters, 27,273,000 Units were issued at the same price on a non-brokered private placement basis to Goldcorp for C$30.0 million ($29.9 million). These issuances resulted in a decrease in Goldcorp’s interest in Terrane to 58.2% (fully-diluted basis – 52.4%) and gave rise to an increase in non-controlling interests of $50.0 million. An adjustment was made to increase retained earnings directly by $15.3 million to reflect the difference between the increase in non-controlling interests and the Company’s share of proceeds received.
At September 30, 2010, Goldcorp had a 58.1% controlling interest in Terrane and accordingly the results of Terrane are included in the results of Goldcorp for the three and nine months ended September 30, 2010. The Company disposed of its 58.1% interest in Terrane on October 20, 2010. The assets and liabilities of Terrane were classified as assets and liabilities held for sale, included in current assets and liabilities, respectively, on the consolidated balance sheet as at September 30, 2010 and the results of Terrane have been presented

GOLDCORP	37

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
as loss on discontinued operation on the consolidated statement of earnings for the three and nine months ended September 30, 2010 and 2009.
The non-controlling interests’ share of the net loss for Terrane for the three and nine months ended September 30, 2010 amounted to $2.1 million and $4.1 million, respectively (three and nine months ended September 30, 2009 –$0.6 million and $1.1 million, respectively).

GOLDCORP	38

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
NON-GAAP MEASURE – TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE CALCULATION
The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs (by-product) per gold ounce to operating expenses per the consolidated financial statements for the three and nine months ended September 30:

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2010	2009	2010	2009

Operating expenses per consolidated financial statements (1)	$335.0	$303.4	$980.3	$865.5

Treatment and refining charges on concentrate sales	12.0	5.3	22.6	17.8

By-product copper, silver, lead and zinc sales credits	(194.6)	(116.0)	(446.4)	(303.7)

Alumbrera export retention taxes (2)	-	(10.7)	-	(38.6)

Realized gains on foreign currency, heating oil, copper, lead and zinc contracts	(4.7)	(3.6)	(6.5)	(6.5)

Non-cash adjustments and other	(0.2)	(1.2)	(0.6)	(7.8)

Total cash costs (by-product)	$147.5	$177.2	$549.4	$526.7

Divided by ounces of gold sold (3)	568,100	601,500	1,735,222	1,771,600

Total cash costs (by-product) per gold ounce (3)(4)	$260	$295	$317	$297

(1)
$20.8 million and $72.0 million in royalties for the three and nine months ended September 30, 2010, respectively, are included in operating expenses per the consolidated financial statements (three and nine months ended September 30, 2009 - $19.5 million and $44.7 million, respectively).

(2)	Export retention taxes paid by Alumbrera have been included in cash costs effective January 1, 2010.

(3)	San Martin ended its mining process in October 2007, and is therefore excluded from the figures above.

(4)
If silver, lead and zinc for Peñasquito, silver for Marlin and copper for Alumbrera were treated as co-products, total cash costs would be $429 and $435 per ounce of gold for the three and nine months ended September 30, 2010 (three and nine months ended September 30, 2009 – silver and copper for Marlin and Alumbrera, respectively; $384 and $380 per ounce, respectively).

GOLDCORP	39

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
NON-GAAP MEASURE – ADJUSTED NET EARNINGS
The Company has included non-GAAP performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net earnings to net earnings attributable to shareholders of Goldcorp per the consolidated financial statements for the three and nine months ended September 30:

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2010	2009	2010	2009

Net earnings attributable to shareholders of Goldcorp per consolidated financial statements	$466.5	$114.2	$1,242.5	$173.5

Unrealized foreign exchange loss on translation of future income tax liabilities	126.4	17.5	142.7	201.7

Foreign exchange loss (gain) on translation of current taxes payable on disposition of Silver Wheaton shares	-	11.4	(0.7)	18.2

Unrealized loss (gain) on non-hedge derivatives, net of tax	14.8	2.7	4.8	(1.9)

Loss (gain) on securities, net of tax	(0.2)	(5.2)	0.3	(5.6)

Net gain on dispositions of mining interests, net of tax	(407.9)	-	(835.9)	-

Share of loss of Tahoe	3.0	-	3.0	-

Loss on discontinued operation of Terrane, net of tax	19.6	-	19.6	-

Write-off of Alumbrera export retention tax overpayment receivable, net of tax	-	-	-	6.3

Transactions costs related to the proposed acquisition of Andean and acquisitions of the Camino Rojo and El Morro projects, net of tax	1.4	-	7.8	-

Transaction costs related to the issuance of convertible senior notes, net of tax	-	-	-	12.6

Non-recurring withholding taxes and related costs	6.7	-	6.7	-

Other adjustments	1.2	-	2.6	0.7

Adjusted net earnings	$231.5	$140.6	$593.4	$405.5

Weighted average shares outstanding (000’s)	736,136	731,815	734,905	730,709

Adjusted net earnings per share	$0.31	$0.19	$0.81	$0.55

GOLDCORP	40

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
FINANCIAL INSTRUMENTS AND RELATED RISKS
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.
The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures:
Credit risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. There has been no change in the Company’s objectives and policies for managing this risk during the three and nine months ended September 30, 2010. The Company is subject to credit risk on the $50.0 million Primero promissory note and $60.0 million Primero convertible note, received as partial consideration on the disposition of the San Dimas Assets and associated Silver Wheaton Silver Purchase Agreement, over the terms of the notes, being 5 years and 1 year, respectively. The estimated fair values of these notes recognized on initial recognition on August 6, 2010 have been estimated using a discount rate that reflects the associated credit risk. There has been no other significant change to the Company’s exposure to credit risk during the three and nine months ended September 30, 2010.
Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. There has been no significant change to the Company’s objectives and policies for managing this risk during the three and nine months ended September 30, 2010.
During the three and nine months ended September 30, 2010, the Company generated operating cash flows of $408.6 million and $1,109.7 million, respectively (three and nine months ended September 30, 2009 - $343.1 million and $907.2 million, respectively). At September 30, 2010, Goldcorp held cash and cash equivalents of $732.0 million (December 31, 2009 - $874.6 million) and had working capital of $1,083.3 million (December 31, 2009 - $866.5 million).
At September 30, 2010, the Company had an undrawn $1.5 billion revolving credit facility available.
In April 2010, Barrick, the project operator, and Goldcorp finalized the terms for $1.035 billion (100% basis) in project financing for the Pueblo Viejo project ($414.0 million – Goldcorp’s share). The lending syndicate is comprised of international financial institutions including two export credit agencies and a syndicate of commercial banks. The financing amount is divided into three tranches consisting of $375.0 million, $400.0 million and $260.0 million with terms of fifteen years, fifteen years and twelve years, respectively. The $375.0 million tranche bears a fixed coupon rate of 4.02% for the entire fifteen years. The $400.0 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 5.10% (inclusive of a political risk insurance premium) for years thirteen to fifteen. The $260.0 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 4.85% (inclusive of political risk insurance premium) for years eleven and twelve. Barrick and Goldcorp have each provided a guarantee for their proportionate share of the loan. The guarantees will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to a carve-out for certain political risk events. In June 2010, the $400.0 million and $260.0 million tranches, in addition to a portion of the $375.0 million tranche, were drawn for a total amount received of $781.5 million ($312.6

GOLDCORP	41

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
million – Goldcorp’s share). This amount is not included in the Company’s commitments for future minimum payments below as the Company’s investment in Pueblo Viejo is accounted for using the equity method.
In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at September 30, 2010:

						December 31
	September 30, 2010					2009
	Within 1	1 to 3	3 to 5	Over 5
	year	years	years	years	Total	Total

Accounts payable and accrued liabilities (a)	$389.4	$-	$-	$-	$389.4	$382.0

Current derivative liabilities	26.3	-	-	-	26.3	11.4

Non-current derivative liabilities	-	49.5	23.5	-	73.0	-

Debt re-payments (principal portion)	-	-	862.5	-	862.5	879.2

Interest payments on convertible senior notes	17.3	34.5	17.2	-	69.0	88.9

Capital expenditure commitments	147.4	46.2	-	-	193.6	172.3

Minimum rental and lease payments	1.8	3.6	3.2	1.8	10.4	11.5

Reclamation and closure cost obligations	28.6	29.3	21.9	430.5	510.3	523.5

	$610.8	$163.1	$928.3	$432.3	$2,134.5	$2,068.8

(a)	Excludes accrued interest on convertible senior notes and current portion of reclamation and closure cost obligations which are disclosed separately in the above table.
At September 30, 2010, the Company had letters of credit outstanding and secured deposits in the amount of $318.7 million (December 31, 2009 - $270.9 million).
In the opinion of management, the working capital at September 30, 2010, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for the remainder of 2010 with a focus on further developing Pueblo Viejo are forecasted to be approximately $570.0 million. These expenditures will be funded partly by available cash balances, cash flows from operations, and available funding under the $1.5 billion revolving credit facility and $1.035 billion project financing for Pueblo Viejo ($414.0 million – Goldcorp’s share).
For the periods beyond 2010, the Company’s cash flows from operations and available funding under the Company’s loan facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake and Pueblo Viejo.
Market Risk
(i) Currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. There has been no change to the Company’s objectives and policies for managing this risk during the three and nine months ended September 30, 2010. During the first quarter of 2010, the Company recorded approximately $0.5 billion of future income tax liabilities which arose from the acquisitions of the Camino Rojo and El Morro projects and are denominated in Mexican and Chilean pesos, respectively. On August 6, 2010, the Company derecognized $180.3 million of future income tax liabilities, which were denominated in Mexican pesos, relating to the San Dimas Assets disposed of. Future income tax assets and liabilities are considered monetary and translated each period end at current exchange rates, with the gain or loss recorded in earnings for the period. There has been no other significant change to the Company’s exposure to currency risk during the three and nine months ended September 30, 2010.

GOLDCORP	42

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
The Company is exposed to currency risk through the following financial assets and liabilities and future income tax assets and liabilities denominated in currencies other than US dollars at September 30, 2010:

		Accounts
		receivable
		and other		Accounts		Future
		current and	Income and	payable and		income tax
	Cash and cash	long-term	mining taxes	accrued	Current	assets
September 30, 2010	equivalents	assets	payable	liabilities	debt	(liabilities)

Canadian dollar	$(1.8)	$23.3	$(84.6)	$(214.4)	$-	$(1,772.2)

Mexican peso	28.2	60.2	(183.9)	(130.5)	-	(1,848.0)

Argentinean peso	1.4	14.3	(30.3)	(52.1)	-	(89.7)

Guatemalan quetzal	2.8	0.5	(3.7)	(25.3)	-	26.6

Chilean peso	-	6.1	(0.1)	(6.5)	-	(406.5)

Honduran lempira	1.0	0.9	-	(0.4)	-	0.4

	$31.6	$105.3	$(302.6)	$(429.2)	$-	$(4,089.4)

		Accounts
		receivable and	Income and	Accounts
		other current	mining taxes	payable and		Future
	Cash and cash	and long-term	receivable	accrued	Current	income tax
December 31, 2009	equivalents	assets	(payable)	liabilities	debt	liabilities

Canadian dollar	$4.0	$10.8	$(167.5)	$(152.0)	$(16.7)	$(1,216.9)

Mexican peso	9.5	86.1	3.2	(128.9)	-	(2,371.7)

Argentinean peso	1.0	17.8	(49.8)	(55.5)	-	(107.5)

Guatemalan quetzal	3.5	12.1	-	(23.3)	-	(12.3)

Honduran lempira	0.7	-	1.7	(1.6)	-	(4.3)

	$18.7	$126.8	$(212.4)	$(361.3)	$(16.7)	$(3,712.7)

During the three and nine months ended September 30, 2010, the Company recognized a loss of $119.2 million and $135.8 million, respectively, on foreign exchange (three and nine months ended September 30, 2009 - $27.6 million and $235.5 million, respectively). Of this amount, a loss of $126.4 million and $142.7 million, respectively, resulted from the translation of future income taxes denominated in currencies other than US dollars (three and nine months ended September 30, 2009 - $17.5 million and $201.7 million, respectively). Based on the above net exposures at September 30, 2010, a 10% depreciation or appreciation of the above currencies against the US dollar would result in a $318.5 million increase or decrease in the Company’s after-tax net earnings, respectively.
During the three and nine months ended September 30, 2010 and in accordance with its Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms.

GOLDCORP	43

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
(ii) Interest rate risk
Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. There has been no change in the Company’s objectives and policies for managing this risk during the three and nine months ended September 30, 2010. The Company’s investment in Pueblo Viejo which is accounted for using the equity method is exposed to interest rate risk resulting from the variable interest rates applicable on the Pueblo Viejo project financing finalized during the second quarter of 2010. The $50.0 million Primero promissory note and debt component of the $60.0 million Primero convertible note receivable are exposed to interest rate risk as a result of the fixed interest rates earned. There has been no other significant change in the Company’s exposure to interest rate risk during the three and nine months ended September 30, 2010.
(iii) Price risk
Price risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There has been no significant change in the Company’s objectives and policies for managing this risk during the three and nine months ended September 30, 2010. With the completion of commissioning of Peñasquito on September 1, 2010, the Company has and expects to sell in the future, lead and zinc at market prices. During the three months ended September 30, 2010 and in accordance with its Risk Management Policy, the Company entered into lead and zinc option contracts to manage its exposure to lead and zinc market price volatilities. There has been no other significant change in the Company’s exposure to price risk during the three and nine months ended September 30, 2010.
OTHER RISKS AND UNCERTAINTIES
There were no changes to the Company’s exposure to risks and other uncertainties, including risks relating to the Company’s foreign operations, government regulation and environmental regulation, as described in the 2009 year end “Management’s Discussion and Analysis”.
In June 2010, the Company began a multi-phase process of developing and implementing business management practices that will ensure broader due diligence for human rights consistent with the Ruggie framework adopted by the United Nations Human Rights Council. The implementation of industry best practices at Marlin is the immediate objective of this project, with the goal of creating a comprehensive framework that addresses the Company’s activities in all locations of its operations.

GOLDCORP	44

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
CHANGE IN ACCOUNTING POLICY
Business combinations
In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replace CICA Handbook Sections 1581 – Business Combinations (“Section 1581”) and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that are equivalent to the business combination accounting standards under International Financial Reporting Standards (“IFRS”). Sections 1601 and 1602 establish standards for the preparation of consolidated financial statements and the accounting for non-controlling interests in financial statements that are equivalent to the standards under IFRS. Section 1582 is required for the Company’s business combinations with acquisition dates on or after January 1, 2011. Sections 1601 and 1602 are required for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Earlier adoption of these sections is permitted, which requires that all three sections be adopted at the same time. The Company early adopted these sections effective January 1, 2010.
Under Section 1582, business combinations are accounted for using the “acquisition method”, compared to the “purchase method” required under Section 1581. The significant changes that result from applying the acquisition method of Section 1582 include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions are accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices at the agreement and announcement date and the acquisition date differ; (iii) all future adjustments to income tax estimates are recorded as income tax expense or recovery, whereas under Section 1581, certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs, other than costs to issue debt or equity securities, of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred, whereas under Section 1581, these costs were capitalized as part of the cost of the business combination; (v) assets acquired and liabilities assumed are recorded at 100% of their fair values even if less than 100% is obtained, whereas under Section 1581, only the controlling interest’s portion of assets and liabilities acquired were recorded at fair value; and (vi) non-controlling interests are recorded at their proportionate share of fair value of identifiable net assets acquired, whereas under Section 1581, non-controlling interests were recorded at their proportionate share of carrying value of net assets acquired.
Under Section 1602, non-controlling interests are measured at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of equity. In addition, Section 1602 changes the manner in which increases and decreases in ownership percentages are accounted for. Changes in ownership percentages are recorded as equity transactions and no gain or loss is recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under Section 1602, accumulated losses attributable to non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying amount. The provisions of Section 1602 have been applied prospectively with the exception of the presentation and disclosure provisions, which have been applied for all prior periods presented in the consolidated financial statements. The presentation and disclosure provisions resulted in the classification of non-controlling interests as a separate component of equity on the consolidated balance sheet amounting to $317.9 million at September 30, 2010 (December 31, 2009 - $51.1 million).

GOLDCORP	45

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
CRITICAL ACCOUNTING POLICIES
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management has identified the following critical accounting policies and estimates. Note 2 of the Company’s 2009 annual consolidated financial statements describes all of the Company’s significant accounting policies.
Inventories
Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost and net realizable value.
The Company records the costs of mining ore stacked on its leach pads and in process at certain of its mines as heap leach ore and work-in-process inventories measured at the lower of cost and estimated net realizable value. These costs are charged to earnings and included in operating expenses on the basis of ounces of gold recovered. The estimates and assumptions used in the measurement of heap leach ore and work-in-process inventories include quantities of ore stacked on leach pads, recoverable ounces of gold contained in ore stacked on leach pads, recoverable ounces of gold in the mill processing circuits and the price per gold ounce expected to be realized when the ounces of gold are recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying amounts of its heap leach ore and work-in-process inventories, which would reduce the Company’s earnings and working capital. At September 30, 2010, the average costs of inventories are significantly below their net realizable values.
Mining Interests
The Company records mining interests at cost. In accordance with Canadian GAAP, the Company capitalizes production expenditures net of revenues received during the period prior to reaching operating levels intended by management as part of the costs of mining properties. Exploration costs are expensed as incurred to the date of establishing that costs incurred are economically recoverable, at which time exploration costs are capitalized and included in the carrying amount of the related property.
A significant portion of the Company’s mining properties is depleted using the unit-of-production method. Under the unit-of-production method, depletion of mining properties is based on the amount of reserves expected to be recovered from the mines. If estimates of reserves expected to be recovered prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the carrying amounts of its mining properties, or to increase the amount of future depletion expense, both of which would reduce the Company’s earnings and net assets.
The Company reviews and evaluates its mining properties for impairment annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. For producing properties, this assessment is based on the expected undiscounted future net cash flows to be generated from the mines. For non-producing properties, this assessment is based on whether factors that indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future net cash flows have proven to be inaccurate, due to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write down the carrying amounts of its mining properties, which would reduce the Company’s earnings and net assets. At September 30, 2010, the Company assessed the change in factors which may indicate a need for impairment at each of its mining properties, which indicated that the properties’ estimated undiscounted net cash flows are in excess of their carrying values.

GOLDCORP	46

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
Plant and equipment are depreciated over their estimated useful lives. In some instances, the estimated useful life is determined to be the life of mine in which the plant and equipment is used. If estimates of useful lives including the economic lives of mines prove to be inaccurate, the Company could be required to write down the carrying amounts of its plant and equipment, or to increase the amount of future depreciation expense, both of which would reduce the Company’s earnings and net assets.
Goodwill and Impairment Testing
The Company’s business combinations are accounted for using the acquisition method of accounting whereby assets acquired and liabilities assumed are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. As of the date of acquisition, goodwill is allocated to reporting units by determining estimates of the fair value of each reporting unit and comparing this amount to the fair values of assets and liabilities assigned to the reporting unit.
The Company performs an impairment test, on an annual basis, to determine whether the carrying amounts of goodwill are no longer recoverable. To accomplish this, the Company compares the reporting units’ fair values to their carrying amounts. If a reporting unit’s carrying amount exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to the carrying amount, and any excess of the carrying amount over the fair value is charged to earnings. Assumptions underlying fair value estimates are subject to significant risks and uncertainties. This annual test is performed at December 31 of each fiscal year. At the end of each period, the Company reviews its reporting units to determine whether current events and circumstances indicate that the carrying amount of goodwill may not be recoverable. A review of the Company’s reporting units at September 30, 2010 indicated that no such impairment indicator exists.
Reclamation and Closure Cost Obligations
The Company has an obligation to reclaim its mining properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. Canadian GAAP requires the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as liabilities when the liabilities are incurred and increases the carrying values of the related assets by the same amount. At the end of each reporting period, the liabilities are increased to reflect the passage of time (accretion expense). Adjustments to the liabilities are also made for changes in the estimated future cash outflows underlying the initial fair value measurements which result in a corresponding change to the carrying values of the related assets. The capitalized asset retirement costs are amortized to earnings over the life of the related assets using the unit-of-production method. If the estimates of costs or of recoverable reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the carrying amounts of its mining properties or increase the amount of future depletion expense. A write-down of the carrying amounts of mining properties due to changes in estimates of costs will have a corresponding impact to the associated liabilities and no impact to net assets. An increase to future depletion expense due to a reduction in the amount of reserves expected to be recovered would reduce the Company’s earnings and net assets.
Future Tax Assets and Liabilities
The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes is not more likely than not to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income, applicable tax strategies and the expected timing of the reversals of existing temporary differences. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine

GOLDCORP	47

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
projections internally developed and reviewed by management. Weight is attached to tax planning strategies if the strategies are feasible and implementable without significant obstacles.
The Company recognizes current income tax benefits when it is more likely than not, based on technical merits, that the relevant tax position will be sustained upon examination by applicable tax authorities. The more likely than not criteria is a matter of judgment based on the individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.
The recoverability of future income tax assets and the recognition and measurement of uncertain tax positions are subject to various assumptions and management judgment. Actual results may differ from these estimates. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amounts of future income tax assets and liabilities recorded at September 30, 2010.
Foreign Currency Translation
The measurement currency of the Company and its foreign operations is the US dollar and therefore the operating results of the Company’s foreign operations are translated using the temporal method. Under this method, foreign currency monetary assets and liabilities are translated into US dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies that are not measured at fair value are translated using the rates of exchange at the transaction dates; non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined; income statement items denominated in foreign currencies are translated using the average monthly exchange rates; and the resulting foreign exchange gains and losses are included in earnings. Of the $119.2 million gain on foreign exchange recognized during the three months ended September 30, 2010, $126.4 million related to the translation of future income taxes primarily denominated in Canadian dollar and Mexican peso.
RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS
Accounting policies applicable effective January 1, 2011
In June 2009, the CICA amended Handbook Section 3855 – Financial Instruments – Recognition and Measurement (“Section 3855”) to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are applicable for the Company’s interim and annual financial statements for its fiscal year beginning January 1, 2011. Earlier adoption is permitted. At September 30, 2010, the Company had no debt instruments to which the Section 3855 amendments would be applicable.
On December 24, 2009, the CICA issued EIC Abstract 175 – Multiple Deliverable Revenue Arrangements (“EIC-175”). EIC-175 addresses the accounting by a vendor for arrangements under which it will perform multiple revenue generating activities and how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. EIC-175 is applicable to revenue arrangements with multiple deliverables entered into or materially modified on or after January 1, 2011. Earlier adoption is permitted. The Company does not anticipate early adopting EIC-175. The Company plans to adopt revenue recognition principles in accordance with IFRS effective January 1, 2011 and does not anticipate that this adoption will have a material impact on the Company’s consolidated financial statements.

GOLDCORP	48

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
International Financial Reporting Standards
In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises are required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. The Company will issue its first annual and interim consolidated financial statements prepared under IFRS for its fiscal year ended December 31, 2011 and three months ended March 31, 2011, respectively, with restatement of comparative information presented.
The four phases of the Company’s transition plan to IFRS are as follows: scoping and planning (“phase 1”), detailed assessment (“phase 2”), operations implementation (“phase 3”) and post implementation (“phase 4”). Phases 1 and 2 have been completed. The first stage of phase 3, the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the opening balance sheet at January 1, 2010, fiscal 2010 and thereafter, was completed in March 2010. The implementation of changes to the reporting and system processes to support preparation of the IFRS opening balance sheet at January 1, 2010 was approved and completed during the second quarter of 2010. The second stage of phase 3, ongoing training for key personnel, identification and documentation of impact and required changes to, and ensuring the effectiveness of, the Company’s internal control environment and disclosure controls and procedures, will be conducted throughout 2010. Management does not expect the adoption of IFRS to have any impact on its compensation plans. Phase 4 will be carried out throughout 2011.
Management has made significant progress quantifying the financial statement impacts of key differences between the Company’s current accounting polices under Canadian GAAP and those it expects to apply in preparing its first IFRS financial statements. There has been no change to the key differences previously identified and disclosed in the Company’s 2009 annual report. For the purpose of its opening IFRS balance sheet as at January 1, 2010, the Company anticipates recording adjustments to amounts previously reported in its consolidated financial statements prepared in accordance with Canadian GAAP as follows: (i) decrease total assets by approximately $175.0 million primarily for the impact on the deferred gain from the disposition of Silver Wheaton shares in 2008 which was applied as a reduction to mining interests, of measuring Silver Wheaton’s share purchase warrants issued with C$ exercise prices as non-current derivative liabilities measured at fair value; (ii) increase total liabilities by approximately $650.0 million primarily for the impact of measuring the Company’s share purchase warrants issued with C$ exercise prices as non-current derivative liabilities measured at fair value ($75.0 million), classifying the conversion feature of the Company’s convertible senior notes as a non-current derivative liability measured at fair value and re-measuring the debt component of the convertible senior notes using principles of IFRS ($175.0 million), and recognizing deferred income taxes for temporary differences relating to non-monetary assets and liabilities denominated in other than the Company’s functional currency, the US dollar, arising from changes in foreign exchange rates between the initial recognition date and the balance sheet date ($400.0 million); and (iii) decrease shareholders’ equity by approximately $825.0 million. As permitted by IFRS 1 – First Time Adoption of International Financial Reporting Standards, the standard that governs the first-time adoption of IFRS, the Company is considering electing to measure certain mining properties and plant and equipment at deemed cost on January 1, 2010, being the related assets’ fair values on that date. This review is in progress and will be completed during the fourth quarter of 2010. The anticipated adjustments discussed above do not reflect potential adjustments that may be recorded if the deemed cost election is taken.
Management expects to complete its first interim consolidated financial statements prepared under IFRS for the three months ended March 31, 2011 with no significant issues or delay.
The International Accounting Standards Board (“IASB”) continues to amend and add to current IFRS standards with several projects underway. The Company’s transition plan includes monitoring actual and anticipated changes to IFRS, including interpretations thereof, and related rules and regulations and assessing the impacts of these changes on the Company and its financial statements, including expected dates of when such impacts are effective.

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Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
OUTLOOK
The Company expects to produce approximately 2.55 million ounces of gold in 2010. The Company expects an average by-product and co-product cash cost for 2010 below previously reported $350 per ounce and $450 per ounce, respectively. Forecast production increases at most of Goldcorp’s mines are expected to be offset by the planned declines in El Sauzal as the mine approaches the end of its life, at Porcupine with the processing of low-grade stockpiled ore at the Pamour pit and the disposition of the San Dimas gold/silver operation. Assumptions used to forecast total cash costs for 2010 include a gold price of $1,000 per ounce, by-product prices of $16.00 per ounce for silver, $2.75 per pound for copper, and $0.80 per pound for lead and zinc, an oil price of $80.00 per barrel and the Canadian dollar and Mexican peso at 1.05 and 13.00 respectively, to the US dollar.
Capital expenditures for 2010 are forecast at $1.45 billion, including $0.5 billion for Pueblo Viejo, $0.3 billion for Peñasquito, $0.2 billion for Red Lake and $0.1 billion for Porcupine. Exploration expenditures in 2010 are expected to amount to $145.0 million, of which approximately one-half will be expensed, with efforts focused on replacing reserves mined throughout the year. Corporate administration expense, excluding stock based compensation expense, is forecast at $95.0 million for the year. Depreciation and depletion expense is expected to be $598.0 million, and the Company expects an overall effective tax rate of 32% for the remainder of 2010.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.
Internal Control Over Financial Reporting
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s internal control over financial reporting includes policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual or interim financial statements.

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Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
There has been no change in the Company’s internal control over financial reporting during the three months ended September 30, 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
Limitation on scope of design
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Alumbrera, a proportionately consolidated entity in which the Company has a 37.5% interest, as the Company does not have the ability to dictate or modify controls at the entity. Alumbrera constitutes 3% of net and total assets, 14% of earnings from operations and 6% of net earnings of the unaudited interim consolidated financial statement amounts as of and for the three months ended September 30, 2010.

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Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted)
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “will continue” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. The material factors or assumptions used to develop material forward-looking statements are disclosed throughout this document. Forward-looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the successful integration of acquisitions; risks related to international operations; risks related to joint venture operations; risks related to general economic conditions and credit availability, actual results of current exploration activities, unanticipated reclamation expenses; changes in project parameters as plans continue to be refined; fluctuations in prices of metals including gold, silver and copper; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates, actual resolutions of legal and tax matters, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2009, available on SEDAR at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Readers should refer to the annual information form of Goldcorp for the year ended December 31, 2009, dated March 11, 2010, and other continuous disclosure documents filed by Goldcorp available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.

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